Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-40406
--------------------------------------------------------------------------------

  THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SOLICIT AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.



                                   PROSPECTUS


                               9,442,757 SHARES OF


                                 FIBERCORE, INC.


                                  COMMON STOCK

      This prospectus relates to the public offering by FiberCore, Inc. and the selling shareholders of up to a maximum of 9,442,757 shares of the common stock of FiberCore, Inc., representing approximately 18% of the outstanding shares of FiberCore, Inc.'s common stock on August 10, 2000. The 5,242,757 shares of our common stock, representing approximately 10.3% of the outstanding shares of FiberCore, Inc.'s common stock on August 10, 2000, being offered for resale on behalf of selling shareholders consist of:

o 1,886,145 shares of our common stock issued to Crescent International Ltd. on June 9, 2000 and June 26, 2000;

o 500,000 shares of our common stock issuable upon exercise of a warrant issued to Crescent International Ltd. on June 9, 2000;

o 199,726 shares of our common stock issuable upon exercise of a warrant issued to Crescent International Ltd. on June 9, 2000;

o 2,200,000 shares of our common stock issuable to Crescent upon the conversion of an outstanding balance of $4 million of convertible debt sold to Crescent on June 9, 2000, and $1.5 million of convertible debt sold to Crescent on July 5, 2000; and

o 456,886 shares of our common stock issuable upon exercise of warrants issued to Gruntal & Co., LLC

      Had Crescent exercised its warrants and converted the convertible notes on August 10, 2000, Crescent would have received 1,795,620 shares of common stock, and been able to offer for resale a total of 3,681,765 shares of our common stock (including the 1,886,145 shares of our common stock currently held by Crescent).

      If Gruntal were to have exercised its warrants on August 10, 2000, or any date after Gruntal's receipt of the warrants, Gruntal could offer for resale 456,886 shares of our common stock.

      The remaining 4,200,000 shares of our common stock, representing approximately 8% of the outstanding shares of FiberCore, Inc.'s common stock on August 10, 2000, are being registered for underwritten sales by FiberCore from time to time. The names of any underwriters or agents will be set forth in the accompanying prospectus supplement.

      The prices at which the selling shareholders and we may sell the shares of common stock that are part of this offering will be determined by the prevailing market price for the shares at the time the shares are sold.

      Our OTC Bulletin Board symbol for our common stock is FBCE. On September 18, 2000, the last reported sale price for our common stock was $7.123 per share.

      This prospectus may not be used to consummate sales of securities unless it is accompanied by a prospectus supplement.

INVESTING IN THESE SECURITIES INVOLVES SUBSTANTIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 29, 2000.

                                TABLE OF CONTENTS

THE OFFERING.................................................................6
ABOUT THIS PROSPECTUS........................................................7
THE COMPANY..................................................................8
OUR BUSINESS.................................................................8
RISK FACTORS.................................................................9
FORWARD-LOOKING INFORMATION.................................................18
WHERE YOU CAN FIND MORE INFORMATION.........................................19
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................19
RECENT EVENTS...............................................................20
RECENTLY ISSUED SECURITIES..................................................22
USE OF PROCEEDS.............................................................27
SELLING STOCKHOLDERS........................................................28
PLAN OF DISTRIBUTION........................................................32
DESCRIPTION OF CAPITAL STOCK................................................34
SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION..............35
LEGAL MATTERS...............................................................36
EXPERTS.....................................................................36

                                  THE OFFERING

      In the registration statement of which this prospectus is a part, we are registering for resale shares of our common stock issued and issuable to Crescent International Ltd., the resale of shares of our common stock issuable to Gruntal & Co., LLC, and the primary sale of shares of our common stock that we may sell through underwriters to the public market. Specifically, the shares of our common stock included in this offering consist of:

o 1,886,145 shares of common stock previously issued to Crescent, consisting of (i) 1,200,274 shares of our common stock issued on June 9, 2000 pursuant to the Securities Purchase Agreement between us and Crescent, and (ii) 685,871 shares of our common stock issued on June 26, 2000 upon Crescent's conversion of $2 million of a $6 million convertible note sold to Crescent on June 9, 2000;

o up to 2,200,000 shares of our common stock issuable to Crescent upon conversion of our convertible notes held by Crescent, consisting of: (i) up to 1,600,000 shares of our common stock issuable upon the conversion of a $4 million note (the remaining principal balance on our original $6 million convertible note) issued to Crescent on June 9, 2000, and (ii) up to 600,000 shares of our common stock issuable upon conversion of our $1.5 million convertible note issued to Crescent on July 5, 2000 pursuant to the Securities Purchase Agreement between us and Crescent, dated June 9, 2000;

    o Crescent may convert the $4 million convertible note into shares of our common stock at a per share conversion price equal to $4.2326 or 93% of the lowest volume weighted average price on three consecutive days during the 22 trading day period immediately preceding the date of conversion, whichever is lower.

    o Crescent may convert the $1.5 million convertible note into shares of our common stock at a per share conversion price equal to $5.0415 or 93% of the lowest volume weighted average price on three consecutive days during the 22 trading day period immediately preceding the date of conversion, whichever is lower.

        o We have limited rights to delay the conversion of either note for up to 180 days from the date triggering those rights if the conversion price determined by the above formula is below $2.50 per share of our common stock. Accordingly, in determining the number of shares of our common stock issuable as described above upon conversion of the $4 million and $1.5 million convertible notes, we estimated a price of $2.50 per share of our common stock.

o 500,000 shares of our common stock issuable upon exercise of a warrant, with an exercise price of $4.374 per Share, issued to Crescent on June 9, 2000;

o 199,726 shares of our common stock issuable upon exercise of a warrant (which is exercisable only if the per share price of our common stock on the date the registration statement of which this prospectus is a part becomes effective is lower than $2.916) issued to Crescent. This prospectus includes 199,726 shares because the number of shares of our common stock that would be issuable if on the date the registration statement of which this prospectus is a part becomes effective, the market price for our common stock would be $2.50 per share;

o 456,886 shares of our common stock issuable upon the exercise of a warrant held by Gruntal & Co., LLC and received in connection with and as consideration for Gruntal's provision of financial services to us, consisting of:

    o 300,000 shares of our common stock issuable upon exercise of a warrant, with an exercise price of $3.906 per share of our common stock, issued to Gruntal on April 14, 2000;

    o 30,000 shares of our common stock issuable upon exercise of a warrant, with an exercise price of $4.374 per share of our common stock, issued to Gruntal on June 9, 2000;

    o 72,016 shares of our common stock issuable upon exercise of a warrant, with an exercise price of $2.916 per share of our common stock, issued to Gruntal on June 9, 2000; and

    o 54,870 shares of our common stock issuable upon exercise of a warrant, with an exercise price of $2.916 per Share, issued to Gruntal on June 26, 2000;

o and 4,200,000 shares of our common stock registered by us for sale from time to time in an underwritten offering, at a price to be determined at the time of the offering. Although we have not established a definitive plan to do so, we are considering in engaging in an underwritten offering in the future. We will file a post-effective amendment to the registration statement of which this prospectus is a part setting forth the details of the offering and our plan of distribution if and when we decide to proceed with the underwritten offering.

      Had Crescent exercised its warrants and converted the convertible notes on August 10, 2000, Crescent would have received 1,795,620 shares of common stock and would have been able to offer for resale a total of 3,681,765 shares of our common stock (including the 1,886,145 shares of our common stock currently held by Crescent).1

      Had Gruntal exercised its warrants on any date after Gruntal's receipt of the warrants, Gruntal could offer for resale 456,886 shares of our common stock.

                              ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, we and Crescent International Ltd. may sell the securities covered by this prospectus in one or more offerings. This prospectus provides you with a general description of the common stock that we may offer. Each time we sell securities pursuant to the registration statement of which this prospectus is a part, we will provide purchasers with a prospectus supplement that will contain specific information about the terms of the offering. The prospectus supplement may also add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering.

---------------

1   The 3,681,765 shares of our common stock consists of:

o 1,200,274 shares of our common stock issued to Crescent International Ltd. on June 9, 2000;

o 500,000 shares of our common stock issuable upon exercise of a warrant issued to Crescent on June 9, 2000;

o 685,871 shares of our common stock issued to Crescent upon conversion of $2 million on June 26, 2000, of a total $6 million convertible note, which was originally issued by us to Crescent on June 9, 2000;

o 945,046 shares of our common stock issuable upon the conversion of the outstanding principal balance of $4 million on our convertible note issued to Crescent International Ltd. on June 9, 2000, at a conversion price of $4.2326 per share (the conversion price is the lower of

    o   $4.2326 and

    o 93% of the lowest 3 consecutive trading prices during the 22 trading days prior to conversion, which was $4.2787 based on a conversion date of August 10, 2000,

    resulting in a conversion price of $4.2326);

o and 350,574 shares issuable upon conversion of our $1.5 million note issued to Crescent on July 5, 2000, at a conversion price of $4.2787 per share (the conversion price is the lower of

    o   $5.0415 and

    o 93% of the lowest 3 consecutive trading prices during the 22 trading days prior to conversion, which was 4.2787 based on a conversion date of August 10, 2000,

    resulting in a conversion price of $4.2787).

                                   THE COMPANY

      We were incorporated as FiberCore Incorporated in Nevada in November 1993, and commenced commercial operations at that time. In July 1995, we merged with and into Venturecap, Inc., an inactive Nevada corporation traded on the OTC Bulletin Board. Following the merger, Venturecap changed its name to FiberCore, Inc. Our executive offices are located at 253 Worcester Road, Charlton, Massachusetts, 01507 and our telephone number is (508) 248-3900. Our World Wide Web site address is www.FiberCoreUSA.com. The information in our Web site is not a part of this prospectus and is not incorporated by reference into this prospectus.

                                  OUR BUSINESS

      We are primarily engaged in the business of developing, manufacturing, and marketing single-mode and multi-mode optical fiber and optical fiber preforms for the telecommunications and data communications industry. Preforms are the basic component from which optical fiber is drawn and subsequently cabled. We have developed a patented preform production process which management believes to be competitive with other existing production methods in use. Our principal operating units are FiberCore Jena GmbH, our wholly-owned subsidiary in Germany, and Xtal Fibras Opticas, S.A., a Brazilian Company we recently acquired.

      Our strategy in the fiber optic manufacturing and marketing business is to become a low-cost supplier of fiber optic preforms and optical fiber to independent manufacturers of fiber optic cable. In addition to our recent acquisition of Xtal Fibras Opticas, S.A., which was acquired by us as of June 1, 2000, FiberCore, through FiberCore Jena GmbH, operates a manufacturing facility in Jena, Germany, established in 1986 by Jena Glaswerk (a division of Schott Glass), which we acquired in July 1994. While our initial marketing efforts were focused in Western Europe, we are now selling into North and South America, Africa, the Middle East, and the Asia Pacific regions. By establishing strategic distribution alliances in developing countries where demand for fiber optic cable is growing more rapidly than in North America, we believe we can accelerate market penetration, establish long-term customer relationships and reduce competitive risk. We believe that customers producing fiber from preforms will enjoy the benefit of our low-cost production methodology and avoid import duties on the value added in the fiber optic cable manufacturing process.

      In pursuit of our strategy, we have undertaken to form strategic alliances on a worldwide basis. These strategic alliances include but are not limited to: long-term supply agreements with our key customers, investment by our key customers in FiberCore, joint-ventures such as FiberCore Asia Sdn. Bhd., and direct investments in related businesses by us. We expect that product demand will be generated from these strategic alliances, as well as from independent manufacturers of fiber optic cable. Independent market analysts, such as Kessler Marketing Intelligence of Newport, Rhode Island, have projected strong growth in the fiber optic market. Our strategy also includes mergers with and acquisitions of companies such as Xtal Fibras Opticas, S.A. We intend to capitalize on the projected growth by constructing and/or acquiring facilities to produce optical fiber preforms and optical fiber in Western Europe, South America, the United States, Asia and elsewhere. We have already upgraded our Jena facility and have begun planning the construction of a new facility in Jena. Our strategy also includes constructing joint-venture owned facilities in selected areas. We will attempt to continually improve the manufacturing processes at our facilities by implementing our patented technology, by developing new techniques that lower production costs, and offering new and more competitive products, thereby enhancing our already low cost producer strategy.

      On September 18, 1995, we acquired Automated Light Technologies, Inc., a Delaware corporation organized in 1986. Automated Light Technologies, Inc. manufactures equipment that monitors and identifies faults in fiber optic cables, cable protection devices which are used in outdoor fiber optic cable installations to provide lightning protection, and electro-optical talk sets which are used during fiber optic cable installations and subsequent maintenance work. We have focused our resources on developing our optical fiber and preform business and, therefore, have not been actively developing Automated Light Technologies, Inc.'s business. However, we intend to devote resources and efforts to Automated Light Technologies, Inc. products as resources become available.

                                  RISK FACTORS

      The securities offered under this prospectus are highly speculative and subject to numerous and substantial risks. Therefore, prospective investors should carefully consider the following risk factors as well as the information contained elsewhere in this prospectus.

      1.) WE HAVE A HISTORY OF OPERATING LOSSES AND OUR ABILITY TO BECOME PROFITABLE AND GENERATE SUFFICIENT PROFITS TO SUSTAIN THE GROWTH OF OUR BUSINESS IS UNCERTAIN.

      We have a history of operating losses. If our efforts to attain profitable operations are unsuccessful, purchasers of our securities could lose their entire investment. We have incurred operating losses since our inception in 1993, and losses are expected to continue until at least December 31, 2000. We incurred a net loss of $2,004,000 for the year ended December 31, 1999. We believe our history of losses is principally a result of our failure both to fully implement our more efficient manufacturing technology and to sufficiently increase our manufacturing capacity in order to attain economies of scale leading to lower unit production costs. To attain profitable operations, we must successfully overcome the risks disclosed in this prospectus and our efforts may not be successful. Even if we become profitable, we may never generate sufficient profits to sustain the growth of our business. As of June 30, 2000, we had an accumulated deficit of approximately $23,025,000.

      2.) IF WE ARE NOT SUCCESSFUL IN OUR EFFORTS TO OBTAIN FINANCING OF APPROXIMATELY $50 MILLION BY DECEMBER 31, 2000, WE MAY BE UNABLE TO ENGAGE IN THE EXPANSION NECESSARY FOR ATTAINING PROFITABILITY.

      We estimate that we need to obtain additional financing of approximately $50 million by December 31, 2000, primarily to fund planned capacity expansion at our Xtal and Jena facilities. This expansion is necessary for us to meet our contractual obligations and satisfy customer demand, thereby increasing sales and attaining profitability. Although the current equity commitment from Crescent International of $19 million will provide part of this capital funding, we will need additional funds to complete our expansion plans. The $9.5 million financing that we received from Crescent International Ltd. on June 9, 2000 was used for our acquisition of Xtal. The additional $1.5 million received upon issuance of a convertible note to Crescent on July 5, 2000, will be used toward capacity expansion.

      Our continuing operations will depend upon the success of our financing, marketing and manufacturing efforts, which efforts may not be successful. We have incurred net losses in each year of our operation. Our history of prior losses could adversely affect our ability to obtain financing. For 1999, net cash used in operations was approximately $348,000, down from $1,281,000 for 1998, and $2,650,000 for 1997. For the 6 months ended June 30, 2000, net cash provided from operations was approximately $1.6 million. Nevertheless, we may not be able to internally fund our potential operating losses and cannot fund the planned amount of capital expenditures solely from our current cash and cash equivalents.

      3.) THE PROCEEDS FROM THE EXERCISE OF OPTIONS AND WARRANTS MAY NOT BE REALIZED IF THE HOLDERS OF THESE SECURITIES DO NOT EXERCISE, OR IF THE HOLDERS EXERCISE IN A CASHLESS MANNER, RESULTING IN LOWER THAN ANTICIPATED PROCEEDS FOR WORKING CAPITAL AND GENERAL CORPORATE PURPOSES.

      If the holders of our options and warrants do not exercise them by paying in cash, we will have lower proceeds than anticipated for use as working capital and for general corporate purposes. Although we would receive all of the proceeds from the cash exercise of our outstanding warrants and options (up to approximately $9,600,000), these securities may not be exercised by the holders and these holders may use a "cashless" exercise. In a cashless exercise, a holder may use all or a portion of the "equity value" of the option or warrant being exercised, or may surrender shares of common stock issuable upon exercise of the option or warrants, to exercise the option or warrant without paying additional money. The equity value of an option or warrant for this purpose is the difference between the market value of our common stock on the date of the exercise and the exercise price of the option or warrant. We intend to utilize the proceeds of the exercise of options and warrants, if any, for working capital, capacity expansion and general corporate purposes and not for discharge of debt prior to maturity.

      4.) SHAREHOLDERS MAY SUFFER DILUTION FROM THIS OFFERING AND FROM THE EXERCISE OF EXISTING OPTIONS, WARRANTS AND CONVERTIBLE NOTES; THE TERMS UPON WHICH WE WILL BE ABLE TO OBTAIN ADDITIONAL EQUITY CAPITAL COULD BE ADVERSELY AFFECTED.

      Our common stock may become diluted if warrants and options to purchase our common stock are exercised and if Crescent International Ltd. converts our $5.5 million of outstanding convertible debt into shares of our common stock. As of August 10, 2000, the weighted average exercise price of all of the Company's outstanding options and warrants was $0.694 and $1.71, respectively, and the weighted average conversion price of all of the convertible notes was $1.436. Crescent has informed us that it has no current intent to convert our convertible notes into shares of our common stock and that any decision as to whether to convert in full or in part will be based on relevant facts, circumstances and market conditions existing at the time of the decision. Similarly, Gruntal has informed us that it has no current intent to exercise its warrants and that any decision as to whether to exercise in full or in part will be based on relevant facts, circumstances and market conditions existing at the time of the decision. We have no current plans to require Crescent to purchase additional shares of our common stock but will continuously evaluate our capital needs and sources and, based on prevailing conditions, will decide whether to require Crescent to purchase shares of our common stock.

      In addition, the interests of current holders of our common stock will be diluted as a result of the offering and the issuance of shares issuable to officers, directors and affiliates on exercise of options, warrants and the conversion of debt by such persons. Prior to the offering, the net tangible book value per share was $0.08. After the offering, including shares that may be issued to officers, directors and affiliates on exercise of options, warrants and the conversion of convertible debt, the net tangible book value per share will be $0.47, resulting in an increase in net tangible book value per share of $0.39. The amount of the immediate dilution to the new investors from the public offering price of $5.00 per share is $4.53. The effective cash contribution of officers, directors and affiliates on the exercise of options, warrants and the conversion of convertible debt would be $0.63 per share compared to the proposed offering price of $5.00 per share.

      The terms upon which we will be able to obtain additional equity capital could also be adversely affected. Immediately after this offering, we will have a number of options, warrants, and convertible notes outstanding, pursuant to which we are obligated to issue up to approximately 13,000,000 shares of our common stock, including shares being sold by Crescent and Gruntal pursuant to this prospectus. In addition, the sale of common stock offered by this prospectus, or merely the possibility that these sales could occur, could have an adverse effect on the market price of our common stock.

      Conversion of convertible notes issued to Crescent could further dilute our common stock. The conversion price of Crescent's remaining balance of convertible debt is the lower of $4.4263 and a price based on a formula determined at the time of conversion. We have limited rights to delay conversion for up to 180 days from the date triggering those rights if the conversion price determined by the formula is below $2.50 per share. At the minimum trade price of $2.50, conversion by Crescent of its convertible debt would result in the issuance of 2,200,000 shares. We are required to register for resale shares issued upon conversion of the convertible debt to the extent they are not registered under the registration statement of which this prospectus is a part.

      In addition to the dilution resulting from a conversion of our convertible debt, we could be subject to further dilution upon exercise of a warrant held by Crescent. If the purchase price of our common stock, as determined by the formula, on the date when the registration statement of which this prospectus is a part becomes effective is less than $2.916, then our common stock could be subject to further dilution upon Crescent's exercise of an "early put" warrant to purchase shares of our common stock at an exercise price of $0.001 per share. The number of shares of our common stock that can be purchased upon exercise of the early put warrant is equal to the number of whole shares of our common stock that is determined by subtracting (x) 1,200,274 from (y) 3,500,000 divided by the purchase price, determined in accordance with our agreement with Crescent International Ltd., for one share of our common stock on the date the registration statement of which this prospectus is a part becomes effective. For example, if the purchase price for our common stock on the date when the registration statement of which this prospectus is a part becomes effective by the Securities and Exchange Commission is $1.75, as determined in accordance with the formula, then the number of shares issuable upon exercise of the early put warrant would be 799,726.

      Irrespective of whether Crescent exercises warrants or converts debt, our common stock is subject to further dilution upon the issuance of an aggregate of up to 7,600,000 shares of our common stock to Crescent that could occur if we require Crescent to purchase additional shares of our common stock for up to $19 million (assuming a purchase price of $2.50 per share). Our agreements with Crescent obligate us to register any shares of our common stock that we require Crescent to purchase. See page 21 of the section entitled "Recently Issued Securities" for a more complete description of our agreements with Crescent.

      The exercise of warrants held by Gruntal to purchase 456,886 shares of our common stock (consisting of: 300,000 shares of our common stock at an exercise price of $3.906 per share, 30,000 shares of our common stock at an exercise price of $4.374 per share; 72,016 shares of our common stock at an exercise price of $2.916 per share; and 54,870 shares of our common stock at an exercise price of $2.916 per share), the resale of which is included in this prospectus, would also subject shareholders of our common stock to dilution. Furthermore, upon Crescent's conversion of its convertible debt, we are obligated to issue additional warrants to Gruntal to purchase a number of shares of our common stock equal to 8% of the aggregate number of shares issued to Crescent upon conversion. Upon our requiring Crescent to purchase additional shares of our common stock, we are obligated to issue additional warrants to Gruntal to purchase a number of shares of our common stock equal to 6% of the aggregate number of shares issued to Crescent. Gruntal would have demand and piggyback registration rights with respect to shares of our common stock issuable upon the exercise of any additional warrants so issued to Gruntal. Because we do not know whether and when Crescent will convert its convertible debt or whether and when we will require Crescent to purchase additional shares of our common stock, we cannot currently determine the number of shares of our common stock, if any, that we could be required to issue to Gruntal. See page 20 of the section entitled "Recent Events" for a more complete description of our agreement with Gruntal and page 25 of the section entitled "Recently Issued Securities for a description of the warrants we issued to Gruntal.

      The market value of shares of our common stock may decline if we register shares of our common stock owned by Tyco Electronics Corporation. In the event our common stock becomes listed on the Nasdaq National Market, we are required to register for resale by Tyco, under the Securities Act of 1933, 2,765,487 shares of our common stock issued upon exercise of a warrant held by Tyco, upon Tyco's demand, but only to the extent that registration will not impair the rights of Crescent International Ltd. In addition, in the event we file a registration statement registering shares of our common stock, Tyco may require us to engage in a "piggyback registration" to include all or part of an additional 2,765,487 shares of our common stock held by Tyco, in the registration statement. We have notified Tyco of the current registration statement of which this prospectus is a part and Tyco has informed us that it will not require us to include its shares of our common stock in the current registration statement.

      5.) WE HAVE LIMITED PRODUCTION CAPACITY IN OUR JENA AND XTAL FACILITIES AND NEED TO EXPAND OUR PRODUCTION FACILITIES TO MEET OUR CONTRACTUAL OBLIGATIONS AND TO ATTAIN PROFITABILITY.

      We lack the production capacity needed to meet our current demand and the failure to expand our capacity could prevent us from attaining profitability and from retaining our current market share. Our Jena facility (which until our recent acquisition of Xtal Fibras Optics, S.A. was our only facility for the manufacture of optical fiber and optical fiber preform) is currently operating at full capacity. At our current capacity, and given current prices for our products, the Jena facility and the Xtal facility cannot produce sufficient quantities to satisfy our present and long-term requirements. Although we expect to receive additional financing for the purchase of more equipment and the expansion of our Jena facility, we may not obtain the financing necessary to expand. Furthermore, we are adding equipment to our Xtal facility, and if we fail to incorporate the new equipment into our facility on schedule, we may not be able to meet our contractual obligations.

      In addition, while we have initiated plans to build a new manufacturing facility in Jena, our expansion efforts may not be completed on time and/or within our budget, and we may not avoid manufacturing delays or problems or a decrease in production yields. We are exposed to risk associated with operating inefficiencies that can accompany the start-up of a new manufacturing facility and are subject to the risk that adequate equipment and personnel will not be available to operate the new facility. If adequate funds are not available to complete the expansion, we may be required to scale-down the expansion. Delays or problems in implementing our capacity expansion plans could have a material adverse effect on our business, results of operations or financial condition.

      6.) OUR PLANS TO EXPAND THROUGH ACQUISITIONS COULD LEAD TO SIGNIFICANT EXPENDITURES AND INTEGRATION COSTS, INCLUDING THE LOSS OF KEY PERSONNEL, AND COULD STRAIN OUR MANAGEMENT, FINANCIAL, AND OPERATIONAL RESOURCES.

      We are currently undergoing a period of rapid growth, both internally and through acquisitions, and our rapid expansion could entail significant expenditures and integration costs that could strain our monetary and human resources. If we are unable to manage growth effectively, our business, financial condition and results of operations could be materially and adversely affected. In addition, our results of operations would be adversely affected if sales do not achieve growth sufficient to offset increased expenditures associated with expansion.

      We may continue to pursue the acquisition of manufacturing facilities for our core business and for new or complementary businesses, including individual products or technologies, in an effort to expand capacity, enter new markets and diversify our sources of revenue. We recently acquired Xtal Fibras Opticas, S.A. Growth through acquisitions, such as the Xtal Fibras Opticas, S.A. acquisition, may not be sustained or managed successfully. Acquisitions and/or expansions may require significant additional expenditures, prior to obtaining any benefits of integration resulting from them, including integration and absorption costs, and these expenditures may strain management, financial and operational resources. We may also lose key personnel from our operations or those of any acquired business. Our ability to effectively manage our operations and growth requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain sufficient numbers of talented employees.

      Additionally, future acquisitions may also result in potentially dilutive issuances of equity securities, the incurring of additional debt, the assumption of known and unknown liabilities, and the amortization of expenses related to goodwill and other intangible assets, all of which could harm our business, financial condition and operating results. Acquisitions in foreign countries may pose additional problems, and we could experience inefficiencies in conducting our business as we integrate new operations and manage geographically dispersed operations. We may not succeed in hiring and retaining qualified management, sales, customer support and technical personnel to integrate acquired operations, manage future growth effectively and accomplish our overall objectives. Competition for qualified personnel is intense.

      7.) WE ARE RESTRICTED FROM RELOCATING OUR JENA MANUFACTURING OPERATION AND SOME OF THE EQUIPMENT IN OUR JENA FACILITY HAS REVERSION RIGHTS AFFECTING OUR ABILITY TO TAKE ADVANTAGE OF LESS EXPENSIVE LABOR MARKETS AND POTENTIALLY ADVERSELY IMPACTING OUR PROFITABILITY.

      Our contractual restriction from moving our manufacturing equipment out of the Jena facility until 2001 could adversely affect our ability to take advantage of less expensive labor markets and, consequently, adversely impact our Company's profitability. In June 1994, we leased the Jena facility for a fixed monthly sum and acquired some equipment located in that facility from Sico Quartzschmelze GmbH. In the event we default on our agreement with Sico Quartzschmelze GmbH, the equipment purchased from Sico Quartzschmelze GmbH could revert to Sico Quartzschmelze GmbH and Sico Quartzschmelze GmbH could purchase any additional equipment owned by FiberCore Jena GmbH at fair market value. Until the year 2001, our ownership of the equipment is subject to the right of the German government, from whom Sico Quartzschmelze GmbH purchased the equipment, to repossess the equipment in the event we cease production. In addition, the manufacturing equipment at the Jena facility could revert to a German governmental entity if we do not properly maintain the Jena facility or continue to employ a minimum number of 35 employees. We currently have more than 90 employees.

      8.) WE ARE SUBJECT TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS, INCLUDING POLITICAL AND ECONOMIC CHANGES IN THE COUNTRIES WE OPERATE IN, WHICH COULD AFFECT OUR PROFITABILITY.

      Economic, financial, and political changes could affect the conduct of our business internationally, particularly at our German and Brazilian facilities, thereby affecting the profitability of our business. For example, we could be subject to unexpected changes in legislative or regulatory requirements and fluctuations in the United States dollar, the Brazilian real, the Euro and other currencies in which we do business. While we engage in foreign currency hedging transactions, we do not attempt to eliminate all foreign currency risk from our business. The business and operations of FiberCore Jena GmbH and Xtal Fibras Opticas S.A., are subject to the changing economic and political conditions prevailing from time to time in Germany and Brazil, respectively. Labor costs, corporate taxes and employee benefit expenses are high and working hours are shorter than in the rest of the European Union, the United States and Japan. Further, our Malaysian joint-venture has been delayed because of a recent financial crisis in Asia. There is also the threat of regional conflict. For example, our Middle East joint venture, Middle East Fiber Cable Company, is headquartered in Saudi Arabia and could be affected by local instability.

      9.) WE ARE DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS, THE LOSS OF WHOM COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS; WE MAY NOT BE ABLE TO EXPAND OUR CUSTOMER BASE IN THE NEAR FUTURE.

      Our dependence on a limited number of customers, such as Furakawa Industrial S/A, Pirelli (a new customer), and Telcon Fios E Cabos S/A subjects us to additional risk, and the loss of either of our two largest customers could have a material adverse effect on us. Historically, we have been dependent on relatively few customers for the majority of our sales. Although our customer concentration level with respect to our Jena facility has improved, with our top two customers accounting for approximately 45% of sales in 1999 as compared to the same top two customers accounting for 59% of sales in 1997, we must continue to expand our customer base, but we may not be successful in doing so.

      We are contractually committed to provide at least 50% of Tyco Electronics Corporation's (formerly AMP Incorporated) forecasted requirements of optical fiber for an initial term of five years, which expires on December 31, 2000, and an additional five year term at Tyco's option. In the event that the agreement expires because Tyco outsources its cable manufacturing to third parties, rather than manufacture its own cable, Tyco has agreed to ensure that its third party cable suppliers initiate discussions to purchase optical fibers from us. Tyco is currently outsourcing much of its cable manufacturing requirements. We have been selling to Pinacl Ltd., a supplier of cable to Tyco, in lieu of selling directly to Tyco. In 1991, Pinacl accounted for 21% of our total sales. In the event that Tyco's requirements change for any reason, or Tyco does not continue to encourage Pinacl or other suppliers to purchase optical fiber from us, we may be in the position of having committed significant resources to accommodate Tyco's needs, by way of capacity expansion, without having Tyco purchase or encourage others to purchase our products. Additionally, we may not reach agreement with a third party supplier, or the terms and conditions of any agreement with Tyco's suppliers may not be favorable to us.

      The following table lists the customers that accounted for more than 10% of our sales for the last three fiscal years:

                                           % of Sales
            Customer              1999        1998        1997
            --------              ----        ----        ----

      Leone AG                     24%          23%         42%
      Pinacl Ltd.                  21%          22%         17%
      Siemens AG                   10%          13%          0%
      Optical Cable Corp.          10%           0%          0%
      Belden Wire & Cable           5%          10%          0%

      The following table lists the customers that accounted for more than 10% of Xtal's sales for the last three fiscal years:

                                                % of Sales
            Customer                    1999       1998        1997
            --------                    ----       ----        ----

      Telcon Fios E Cabos S/A            24%         11%        20%
      Alcatel Cabos Brasil S/A           22%         22%         0%
      Furakawa Industrial S/A            17%         45%        28%
      Alcoa Aluminos S/A                  0%          0%        24%

                                                % of Sales
            Customer                    1999       1998        1997
            --------                    ----       ----        ----

      Marsicano S/A                       0%          0%        11%
      Ficap-Fios Cabos                    0%         28%        10%

      10.) OUR DEPENDENCE ON THIRD-PARTY SUPPLIERS COULD RESULT IN OUR INABILITY TO OBTAIN IN A TIMELY MANNER THE NECESSARY MATERIALS FOR OUR BUSINESS.

      Our dependence on third party suppliers, particularly Heraeus Quarz Glas GmbH & Co. K.G., subjects us to the risk that we may not be able to timely and efficiently obtain material essential to our business. We rely on outside parties for the manufacture of our raw materials, including our principal raw material, glass tubing. Accordingly, we are dependent on the capabilities of these outside parties for the successful manufacture of their products. Currently, we purchase over 95% of our required glass tubing from Heraeus. At the beginning of each year, we negotiate a firm commitment with this supplier for our annual glass tubing requirements. While Heraeus has committed to supply our tube requirements based on current usage, Heraeus has not yet committed to meet our projected long-term glass requirements. To reduce the possibility of future glass shortages, we have identified other suppliers. These manufacturers may not be able to meet our needs in a satisfactory and timely manner in the event our current supplier is unable or unwilling to do so. The Jena facility has the capability to manufacture very small quantities of the high-purity synthetic glass as additional cladding material using our new proprietary and patented (and patents pending) production process, but cannot supply all of our requirements. Xtal Fibras Opticas, S.A., a company we recently acquired, also has similar dependency on raw materials. Furthermore, Xtal Fibras Opticas, S.A. is highly dependent on, Shin Etsu, a Japanese preform manufacturer and a significant competitor of the Company, for over 50% of its preform requirements. Xtal Fibras Opticas, S.A. is in the process of entering into a long term multi-year supply agreement with this preform manufacturer. However, this supplier may not be able to satisfy our future requirements.

      Although we believe that the possibility of securing alternative suppliers as well as our ability for glass manufacturing capability at our facilities in Germany and Brazil should limit the risk, we may have problems in obtaining glass tubing or other raw materials in the future.

      11.) WE HAVE SUBSTANTIAL COMPETITION, AND SEVERAL OF OUR COMPETITORS HAVE MUCH GREATER RESOURCES THAN US, ENABLING THEM TO PROVIDE MORE COMPETITIVELY PRICED PRODUCTS; THIS COMPETITION COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR PERFORMANCE.

      We are subject to intense competition, which could have a negative effect on our performance. The optical fiber business is highly competitive, and there are several competitors that have substantially greater resources than we do. These competitors are providing, or are capable of providing, competitively priced products that are similar to the products we produce. They may also introduce new products that could directly compete with our products in all markets. If these competitors were to aggressively target our market segment, we could be materially adversely affected.

      The competition for our multi-mode fiber products is primarily composed of Corning, Inc., Lucent Technologies, Inc., Alcatel, SpecTran Corporation (recently acquired by Lucent Technologies, Inc.) and Plasma Optical Fiber. While we believe that there is limited competition in the sale of preforms to cable manufacturers who draw their own fiber, we anticipate that competition will grow. The largest preform competitor is Shin Etsu. Competition in the single-mode fiber optic market is significantly more extensive than either the preform or the multi-mode fiber markets. In that market, our primary competitors are Corning, Inc. and Lucent Technologies, Inc.

      Our fiber optic products also compete with other existing products, including products associated with copper wire and wireless communications. Over the past two decades, optical fiber has successfully competed with copper wire. Wireless communications depends heavily on a fiber optic backbone. Any improvements in these competing products or the introduction of new competing technologies may have a material adverse effect on our marketability and profitability.

      12.) THE CONDITIONS OF OUR INDUSTRY COULD CHANGE IF THE SUPPLY OF OPTICAL FIBER AND PREFORM BEGINS TO EXCEED MARKET DEMAND, OR IF SLOWING IN INTERNET RELATED GROWTH OR SLOWING OF INFRASTRUCTURE GROWTH IN DEVELOPING

COUNTRIES DECREASES DEMAND, LEADING TO A DECLINE IN THE PRICES OF OUR PRODUCTS AND REDUCING OUR ANTICIPATED PROFITS.

      We are exposed to industry-wide risk, and to the extent that future market supply begins to exceed market demand, or to the extent that our products are no longer in demand, prices for our products may decline from current levels. Decreased growth in telecommunications in general and in the use of the internet in particular in the United States and Western Europe could reduce demand for our products, which are used in the transmission of data over the internet, and could result in a decline in prices for our products. Furthermore, developing countries, including China and Malaysia and developing regions, including the Pacific Rim and Middle East, are large consumers of fiber optics as they build telecommunications infrastructures. A slowing of growth and modernization in these countries and regions could decrease the demand for our products and result in a decline in prices. We may also be burdened by the costs associated with excess capacity. These factors could prevent us from attaining profitability or could result in substantially lower profitability than we have anticipated. Based on published market studies and industry sources, we believe that the current demand for optical fiber products exceeds the supply, but this may change in the future.

      13.) THE OPTICAL FIBER INDUSTRY IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE, AND OUR FAILURE TO INTRODUCE NEW OR ENHANCED PRODUCTS ON A TIMELY BASIS COULD PREVENT OUR ABILITY TO ATTAIN PROFITABILITY.

      The failure to introduce new or enhanced products on a timely and cost competitive basis could have a material adverse effect on our business, results of operations and financial condition. Optical fiber products are characterized by rapid technological advances and evolving industry standards. Any failure by us to anticipate or respond adequately to technological developments or end user requirements could damage our competitive position in the marketplace and reduce our revenues and/or profits. Our ability to attain and maintain profitably depends, in large part, upon our timely access to, or development of, technological advances and the ability to use those advances to improve existing products, develop new products and manufacture those products efficiently. We may not be successful in these endeavors.

      14.) WE ARE DEPENDENT ON KEY PERSONNEL THE LOSS OF WHOM COULD AFFECT THE SUCCESS OF OUR BUSINESS.

      The loss of any of our key executives could have a material adverse effect on our business. We do not have employment agreements with any of our executive officers. While we intend to apply, as resources become available, for a key-man life insurance policy on Dr. Aslami, our Chairman, President and Chief Executive Officer, with the Company as the sole beneficiary, we currently have no policy of this type.

      Our success depends, to a significant extent, upon the performance of our key executive officers and key technical employees. Our future success will also depend in large part upon our ability to attract and retain additional highly skilled managerial, technical and marketing personnel. Because of recent and rapid growth in the fiber optic industry, the demand for skilled personnel has increased and the supply of qualified and experienced personnel may not sufficiently rise to meet demand. In addition, we are a relatively small company and our recruitment efforts must compete with those of larger and more well-known competitors in our industry. We may not be successful in attracting and retaining the necessary highly skilled personnel.

      15.) WE ARE CONTROLLED BY A FEW INDIVIDUALS WHO COULD CONTROL OR STRONGLY AFFECT THE VOTES OF SHAREHOLDERS FOR OUR DIRECTORS.

      Several persons each own, on a fully diluted basis, over 5% of our common stock and could influence the company's decisions. Dr. Aslami, our President and Chief Executive Officer, owns 14.35 %, Mr. DeLuca, our Secretary, beneficially owns 9.40 %, and Tyco Electronics Corporation owns 17.41%. These persons and Tyco Electronics Corporation, acting alone or together, could control or strongly affect the votes of shareholders for directors of FiberCore. Although Tyco has entered into an agreement restricting itself from exercising control over the election of directors, and us generally, until May 2002, after the expiration of that agreement, or upon amendment of that agreement, Tyco's ability to singly or jointly become more involved in our corporate governance would be unrestricted.

      16.) OUR PATENTS AND PROPRIETARY RIGHTS COULD BE CHALLENGED, AND OUR FAILURE TO RESOLVE DISPUTES REGARDING THEM COULD AFFECT OUR ABILITY TO COMPETE EFFECTIVELY WITH OUR COMPETITORS.

      Our failure to resolve patent and proprietary rights disputes could affect our ability to compete effectively with our competitors. The steps taken by us to protect our intellectual property may not be adequate to prevent misappropriation of our intellectual property and others may develop competitive technologies or products. Furthermore, other companies may independently develop products that are similar or superior to our products or technologies, duplicate any of our technologies, or design around the patents issued us. In addition, the validity and enforceability of a patent can be challenged after its issuance. While we do not believe that our patents infringe upon the patents or other proprietary rights of any other party and we are unaware of any claim of patent infringement, other parties may claim that our patents and manufacturing processes infringe upon their patents or other proprietary rights. We may not be successful in defending against any claims of infringement. Moreover, the expense of defending against those claims could be substantial.

      17.) WE HAVE NOT PAID DIVIDENDS AND DO NOT PLAN TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

      We have never paid cash dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We intend to use any future earnings to finance the growth and development of our business.

      18.) WE HAVE GUARANTEED THE DEBTS OF OTHER COMPANIES AND WE COULD BE LIABLE FOR DEBTS OVER WHICH WE HAVE NO CONTROL.

      We could be liable for debts owed by third parties over whom we have no control. Automated Light Technologies, Inc. is the primary guarantor of approximately $240,000 in loan obligations of Allied Controls, Inc., a former subsidiary of Automated Light Technologies, Inc., to the Department of Economic Development for the State of Connecticut. The loan, which is due in 2006, provides for monthly principal payments of $500 until April 2001, and thereafter, $3,500 and interest at 1% per annum. As of the date of this prospectus, Allied Controls, Inc. is current in its payments to the Department of Economic Development.

      In addition, we are a co-guarantor with other joint venture partners for credit facilities provided by banks to Middle East Fiber Cables Co., a Saudi Arabian joint venture. These credit facilities are collateralized by the assets of the joint venture company. As of June 30, 2000, we were contingently liable with respect to these loans in the amount of $792,000.

      19.) OUR COMMON STOCK IS TRADED ON A LIMITED MARKET AND IT HAS BEEN SUBJECT TO FREQUENT SIGNIFICANT PRICE FLUCTUATIONS.

      Our common stock is quoted on the Nasdaq OTC-Bulletin Board, and has been subject to frequent significant price fluctuations. The OTC-Bulletin Board does not provide the wide base of shareholders that other national markets and exchanges provide. Additionally, the trading prices of stocks traded on the OTC-Bulletin Board have a tendency to be more volatile than the prices of stocks traded on national exchanges and our common stock has been subject to frequent significant price fluctuations, due in part to speculative activity.

      20.) OUR COMMON STOCK PRICE IS VOLATILE AND IT IS POSSIBLE THAT THE PRICE OF OUR COMMON STOCK WILL DECLINE IN THE FUTURE.

      The market for our common stock has been subject to wide fluctuations and it is possible that the price of our common stock will decline in the future. These fluctuations are in response to variations in our anticipated or actual results of operations, speculation and market conditions which may be unrelated to our operating performance.

      As of September 19, 2000, our officers and directors held 14,701,724 shares and Tyco Electronic Corporation held 11,628,204 shares of the 54,068,988 shares outstanding. If all the common stock and warrants under this offering are sold, 9,442,757 additional shares of common stock will be registered under the Securities Act, subject to the requirement of maintaining a current prospectus for these additional securities. It is possible that the price of our common stock will decline after the offering described in this prospectus is priced into the market.

      The following table reflects the high and low closing prices for our common stock for the last two years:

          PERIOD                       HIGH                       LOW

         2000
         ----
           3rd quarter                 $ 8.68                    $4.4688
           (until September
           19, 2000)
           2nd quarter                 $ 6.13                    $2.88
           1st quarter                 $10.31                    $2.53

         1999
         ----
           4th quarter                 $ 2.13                    $0.39
           3rd quarter                 $ 0.69                    $0.22
           2nd quarter                 $ 0.36                    $0.16
           1st quarter                 $ 0.50                    $0.13

         1998
         ----
           4th quarter                 $ 0.19                    $0.11
           3rd quarter                 $ 0.44                    $0.14
           2nd quarter                 $ 0.50                    $0.25
           1st quarter                 $ 0.75                    $0.29

The significant fluctuation in the price for our common stock during 2000 roughly tracks market trends in our industry and similar market fluctuation in the future could negatively affect the stability of our stock price.

      21.) WE ARE SUBJECT TO ENVIRONMENTAL REGULATIONS WORLDWIDE AND FAILURE TO COMPLY WITH THESE REGULATIONS MAY RESULT IN FINES AND THE SUSPENSION OF OUR OPERATIONS.

      Our company is subject to environmental protection laws in both Jena, Germany and Campinas, Brazil concerning the use, storage, and disposal of any toxic and hazardous materials. Any failure to comply with these regulations may result in the issuance of fines and the suspension of operations. Neither FiberCore Jena GmbH nor Xtal Fibras Opticas, S.A. has been cited in the past for any environmental violations. Algar S. A. has agreed to remedy any existing violations associated with Xtal Fibras Opticas, S.A. at the time of our acquisition of Xtal Fibras Opticas S.A. and to indemnify us for any losses caused by any existing violation until it is remedied. This indemnification is subject to the risk that Algar may fail to perform due to illiquidity or other reasons. Algar's indemnification is secured by their 10% shareholder interest in Xtal Fibras Opticas, S.A.

                                    DILUTION

      The interests of current holders of our common stock will be diluted as a result of the offering and the issuance of shares issuable to officers, directors and affiliates upon the exercise of options, warrants and the conversion of debt by such persons. Prior to the offering, the net tangible book value per share was $0.08. After the offering, including shares that may be issued to officers, directors and affiliates upon the exercise of options, warrants and the conversion of convertible debt, the net tangible book value per share will be $0.47, resulting in an increase in the net tangible book value per share of $0.39. The amount of the immediate dilution to the new investors from the public offering price of $5.00 per share is $4.53. The effective cash contribution of officers, directors and affiliates upon the exercise of options, warrants and the conversion of convertible debt would be $0.63 per share compared to the proposed public offering price of $5.00 per share.

                           FORWARD-LOOKING INFORMATION

      This prospectus contains or incorporates forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates" and similar expressions, whether in the negative or affirmative. We cannot guarantee that we will actually achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors," that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update or revise any forward-looking statement we make as a result of new information, future events or otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and other reports, proxy statements and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

      This prospectus is part of a registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any contract or other document of ours, you should refer to the exhibits that are a part of the registration statement or the prospectus supplement for a copy of the referenced contract or document.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to "incorporate by reference" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is an important part of this prospectus, and information that we file with the SEC in the future and incorporate by reference will automatically update and may supersede the information contained in this prospectus. We incorporate by reference the following documents:

o The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 5, 1996, including any amendments or reports filed for the purpose of updating our common stock description;

o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, as amended on Form 10-K/A on September 19, 2000;

o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

o   Our Current Report on Form 8-K Report filed on June 9, 2000;

o   Our Current Report on Form 8-K Report filed on June 15, 2000;

o Our Current Report on Form 8-K Report filed on July 3, 2000, as amended on July 10, 2000;

o   Our Current Report on Form 8-K Report filed on August 9, 2000;

o   Our Current Report on Form 8-K Report filed on August 15, 2000;

o Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000; and

o   Our Current Report on Form 8-K Report filed on September 8, 2000.

      All documents that FiberCore will file with the SEC under the provisions of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, after the date of this prospectus and prior to the termination of any offering of securities under this prospectus shall be deemed to be incorporated by reference, and to be a part of this prospectus from the date such documents are filed.

      Each of these documents is available from the SEC's web site and public reference rooms described above. You may also request a copy of these documents, excluding exhibits, at no cost, by contacting: Mr. Steven Phillips, Interim Chief Financial Officer, FiberCore, Inc., 253 Worcester Road, P.O. Box 180, Charlton, Massachusetts 01501, telephone number (508) 248-3900.

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information.

      We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

                                  RECENT EVENTS

      Since May 16, 2000, we completed six transactions involving the issuance of our securities. The transactions consist of:

      1) a private placement pursuant to which we issued 485,002 shares to ten offshore accredited investors.

      2) a private placement with Crescent International Ltd pursuant to agreements entered into with Crescent International Ltd. Specifically, we:

      o issued 1,886,145 shares of our common stock, of which 1,200,274 shares were sold for $3.5 million and 685,871 were issued upon conversion of $2 million of convertible debt;

      o issued $7.5 million in debt convertible into shares of our common stock, of which $5.5 million is currently outstanding, and $2 million was converted into 685,871 shares of our common stock; and

      o can require Crescent to purchase up to 7,600,000 shares of our common stock for proceeds of up to $19 million;

      3) a private placement in connection with our transactions with Crescent, pursuant to which we issued to Gruntal & Co, LLC, our investment banker and agent, warrants to purchase up to 456,886 shares of our common stock;

      4) a private placement pursuant to which we issued a total of 7,216,996 shares of our common stock to Tyco Electronics Corporation, a wholly owned subsidiary of Tyco International, upon its conversion of outstanding debt and exercise of warrants to purchase shares of our common stock;

      5) a private placement pursuant to which we issued 1,352,275 shares of our common stock to Tyco Sigma Limited, a wholly owned subsidiary of Tyco International;

      6) a Regulation S offering pursuant to which we issued 155,718 shares of our common stock to two venture capital companies outside the United States.

Each of these transactions is more fully described in the section entitled "Recently Issued Securities" beginning on page 22.

ACQUISITION OF XTAL FIBRAS OPTICAS, S.A.

      On June 20, 2000, we closed on an agreement to acquire, as of June 1, 2000, full ownership of Xtal Fibras Opticas, S. A., a wholly owned subsidiary of Algar S. A. Xtal Fibras Opticas, S.A., a company located in Campinas, Brazil, manufactures primarily singlemode optical fiber for sale mainly in Brazil. The $25 million purchase price is payable over a three year period, and is subject to some adjustments. At the closing, we paid $10 million in cash and issued to Algar a $10 million, 6% note, payable on December 31, 2000. According to the terms of our agreement, we were entitled to receive a $1 million discount if we redeemed the $10 million note by August 31, 2000. On August 29, 2000, Algar's Chief Operating Officer, on behalf of Algar, agreed to allow us to receive the discount if we paid the remaining $9 million of the note by September 8, 2000 and on September 8 we paid that amount, together with interest, to Algar using proceeds from Tyco's recent investment in our securities. (See the section entitled "Recently Issued Securities" at page 25.) Subsequently, Algar has informed us that it disputes our understanding that Algar extended the time within which we may prepay the note to receive the discount. Accordingly, we are currently engaged in discussions with Algar to resolve the matter. At the closing, we also issued a $2.5 million, 6% note, payable in two installments of $1.25 million each, on September 20, 2001, and on December 20, 2002, respectively. Our obligation to repay the $2.5 million note is contingent on Xtal's attaining specified profitability targets in 2000 and 2001. We will acquire the remaining 10% of the stock upon payment of an additional $2.5 million on or before June 20, 2003.

      We need to expand capacity in order to attain profitability, maintain market share, and to meet customer demand. The acquisition of Xtal provides us with an immediate opportunity to satisfy these objectives. Xtal provides us with the opportunity to transfer technology from Jena, in order to improve Xtal's gross profit margins and Xtal has the physical space to accommodate new equipment for capacity expansion.

      Since we need more capacity than Xtal could currently provide, even with the planned increases, preparations for the expansion of Jena are continuing. With respect to our Jena facility, we currently have the framework of a $25 million financing structure that is similar to the arrangement that we entered into in November 1996, and have identified the participating banks. Under this structure, we would provide $2.5 million or 10% of the project cost as collateral to secure the remaining $22.5 million in loans and grants we would receive. The grants, which are arranged by agencies of the German government, account for an estimated $9.5 million of the $22.5 million. We expect to finalize negotiations within the next three months.

AGREEMENTS WITH TYCO ELECTRONICS CORPORATION

      On May 19, 2000, we entered into a two-year standstill agreement with Tyco Electronics Corporation, a unit of Tyco International Ltd. under which Tyco terminated a previous shareholder voting agreement. The standstill agreement provided, among other things, that until May 19, 2002 Tyco will not, directly or indirectly engage in activities that could exercise control over us, such as subjecting our stock to any voting agreement, soliciting proxies or written consents of stockholders with respect to our common stock, calling a special meeting of stockholders to elect or remove any member of our board of directors, or to approve or disapprove any reorganization of FiberCore. In addition, Tyco has agreed to vote all of its shares of our common stock in favor of our management nominees to our board of directors who are reasonably acceptable to Tyco.

      On May 19, 2000, we also entered into an agreement with Tyco Electronics Corporation pursuant to which Tyco exercised warrants to purchase, and converted the outstanding balance on a convertible note and a term loan into, a total of 7,216,996 shares of our common stock. (See the section entitled "Recently Issued Securities" below on page 19.) The agreement also provided, among other things, that

      o we are required to assist Tyco Electronics Corporation in completing private placement transactions involving shares of our common stock recently acquired by Tyco (- assistance would include attending meetings arranged by Tyco with prospective private placement investors, if necessary, attending road-shows arranged by Tyco in connection with sales by Tyco of our securities, and generally assisting Tyco in the promotion of the Company);

      o if, as a result of those private placement transactions, Tyco no longer owns 10% or more of the outstanding shares of our common stock, Tyco will relinquish all registration rights currently held by it with respect to our common stock; and

      o in the event that the Purchase Agreement entered into between Tyco Electronics Corporation and us in July 1996 expires on December 31, 2000, because Tyco outsources its cable manufacturing to third parties, rather than manufacture its own cable, Tyco will ensure that its third party cable suppliers initiate discussions to purchase optical fibers from us. Tyco is currently outsourcing much of its cable manufacturing requirements, and we have been selling to Tyco Electronics Corporation's cable suppliers in lieu of selling directly to Tyco Electronics Corporation.

      On September 5, 2000, we sold 1,352,275 additional shares of our common stock to a wholly owned subsidiary of Tyco, as more fully described on page 25 of the section entitled "Recently Issued Securities".

AGREEMENT WITH GRUNTAL & CO., LLC

      On April 14, 2000, we entered into an agreement with Gruntal & Co., LLC requiring Gruntal to work with us and our management to obtain financing, prepare documents describing our business for use with prospective investors, and provide us with assistance in entering into transactions.

      Gruntal received fee compensation and warrants to purchase shares of our common stock in connection with assistance provided in entering into agreements with Crescent, as more fully described in the section entitled "Recently Issued Securities" on page 24. Upon Crescent's conversion of its convertible debt, we are obligated to issue additional warrants to Gruntal to purchase a number of shares of our common stock equal to 8% of the aggregate number of shares issued to Crescent upon conversion. Upon our requiring Crescent to purchase additional shares of our common stock, we are obligated to issue additional warrants to Gruntal to purchase a number of shares of our common stock equal to 6% of the aggregate number of shares issued to Crescent.

      Because we do not know whether and when Crescent will convert its convertible debt or whether and when we will require Crescent to purchase additional shares of our common stock, we cannot currently determine the number of shares of our common stock, if any, that we could be required to issue to Gruntal.

            RESIGNATION OF OUR CHIEF FINANCIAL OFFICER

      On July 31, 2000, Michael J. Beecher, our Treasurer and Chief Financial Officer, resigned. Mr. Beecher, who resigned for personal reasons, will assist in the transition of his duties. Mr. Steven Phillips, who has been a director and financial consultant to us for many years, has assumed the role of interim Treasurer and Chief Financial Officer until a permanent replacement is recruited.

STATUS OF OUR EFFORTS IN THE PACIFIC RIM, MALAYSIA AND OTHER ACTIVITIES

      With the economic climate in the Pacific Rim improving, we see an opportunity to reactivate and capitalize upon initial efforts made in that region a few years ago. In that regard, we have started looking for additional equity partners and lending sources. The need for this additional equity is a direct result of the tightened lending requirements imposed by banks since the economic crisis. We have identified two Malaysian investor groups and a lending institution as potential participants, but we have not entered into any agreements.

      While we presently do not employ the human resources necessary to commence the building of new facilities in the Pacific Rim and in Germany, as well as the capacity expansion at Xtal, we have identified personnel that could be employed as and when funding is secured. In addition, these projects commence and end at different points in time, which allows for maximum use of personnel.

                           RECENTLY ISSUED SECURITIES

COMMON STOCK ISSUED AND SECURITIES ISSUABLE TO CRESCENT INTERNATIONAL LTD.

      On June 9, 2000, we entered into an agreement that allows us to issue and sell and requires Crescent International Ltd. to purchase, upon our request, equity and debt securities for consideration of up to $30,000,000 (minus applicable fees and expenses). Specifically, the agreement provided for our issuing $7.5 million in debt and $3.5 million in equity to Crescent, and enables us to require Crescent to purchase shares of our common stock for up to $19 million. In connection with the transaction we issued to Crescent

      o 1,200,274 shares of our common stock, issued to Crescent on June 9, 2000, for consideration of $3,500,000;

      o a secured $6 million convertible note, issued to Crescent on June 9, 2000 and due on June 9, 2002, of which $2 million has been converted into 685,871 shares of our common stock;

      o an additional $1.5 million convertible note, issued to Crescent on July 5, 2000 and due July 5, 2002, and

      o     related warrants, each as described more fully below.

The net proceeds received by us from the issuance of our common stock and the convertible notes after adjustment for fees and amounts held in escrow were $10,436,469.

      Under the agreement with Crescent International Ltd., we can obtain, subject to applicable fees and expenses and the terms and conditions of the agreement, an additional $19 million by selling up to 7,600,000 shares of our common stock to Crescent at various points in time, beginning 22 days after the registration statement of which this prospectus is a part becomes effective. Additionally, Crescent has the right to assign its obligation to purchase shares of our common stock to affiliates of Crescent; however, Crescent has informed us that it has no current or future plans to assign its obligations.

      Specifically, with regard to sale of shares of our common stock to Crescent International Ltd., we can from time to time at our option and subject to the limitations described in this prospectus, issue and sell shares of our common stock with an aggregate purchase price of up to twice the average daily trading value during the 22 trading day period immediately preceding the date of the notice by us requiring Crescent to purchase, but no more than $3.5 million at one time; or in the event the trade price on each trading day between the date we notify Crescent that we will sell them shares of our common stock and the date the sale occurs is less than $2.50 per share, up to $20,000. The purchase price, with respect to the purchase of common stock as required by us, is determined by taking 93% of the average of the lowest three consecutive volume-weighted average prices as reported by Bloomberg L.P. during the 22-day trading period immediately preceding the applicable purchase date.

      Under the agreement we are required to register the shares issued and issuable to Crescent through the registration statement of which this prospectus is a part and subsequent registration statements.

      The closing market price for shares of our common stock on June 9, 2000, the day we entered into the agreement with Crescent, was $5.50 per share.

      On June 26, 2000, Crescent converted $2 million of a total $6 million convertible note, which was issued by us to Crescent on June 9, 2000, into 685,871 shares of our common stock.

      Termination of Crescent International Ltd.'s Obligations

      Crescent's International Ltd.'s commitment to provide the aforementioned funds expires on June 9, 2002. We have the right to terminate the agreement under which Crescent must purchase additional equity at any time upon 30 days' written notice. Crescent has the right to terminate the agreement in the event that we fail to perform specified obligations under that agreement.

WARRANTS ISSUED TO CRESCENT INTERNATIONAL LTD.

      Early Put Warrant

      On June 9, 2000, we issued an early put warrant to purchase shares of our common stock to Crescent International Ltd. at an exercise price of $0.01 per share. The early put warrant is exercisable only if the purchase price (determined in accordance with the agreement with Crescent) for one share of our common stock on the date on which the registration statement of which this prospectus is a part becomes effective is lower than $2.916 per share. The number of shares of our common stock that can be purchased upon exercise of the early put warrant is equal to the number of whole shares of our common stock that is determined by subtracting (x) 1,200,274 from (y) 3,500,000 divided by the purchase price, determined in accordance with our agreement with Crescent International

Ltd., for one share of our common stock on the date the registration statement of which this prospectus is a part becomes effective. At its sole option, Crescent may effect a cashless exercise of the early put warrant. In this cashless exercise Crescent may surrender shares of common stock issuable upon exercise of the early put warrant in order to exercise this option or warrant without paying additional monies. The equity value of the early put warrant for this purpose is the difference between the market value of our common stock on the date the of exercise and $0.01.

      According to the terms of the warrant, we may, in lieu of issuing shares of common stock upon Crescent International Ltd.'s exercise of the early put warrant, with respect to all or part of the shares of our common stock issuable upon the exercise of the early put warrant, pay to Crescent International Ltd. an amount equal to the product of

      o the price of one share of common stock on the trading day immediately preceding the day on which the warrant is exercised multiplied by

      o     the number of shares of common stock for which we elect to pay.

We may elect to execute this cash-out option in the event that, among other things, the sum of

      o     the number of shares issuable upon exercise of the warrant plus

      o     1,200,274

exceeds the number of shares registered pursuant to the registration statement of which this prospectus is a part.

See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

      Incentive Warrant

      On June 9, 2000, we issued an incentive warrant to Crescent International Ltd. to purchase up to 500,000 shares of our common stock at an exercise price of $4.374 per share. The incentive warrant is exercisable in whole or in part at any time until June 9, 2005, subject to possible extensions, according to the terms of the agreement. At its sole option, Crescent may effect a cashless exercise of the incentive warrant. In this cashless exercise Crescent may surrender shares of common stock issuable upon exercise of the incentive warrant to exercise the incentive warrant without paying additional monies. The equity value of the incentive warrant for this purpose is the difference between the market value of our common stock on the date of exercise and $4.374.

CONVERTIBLE NOTE ISSUED TO CRESCENT INTERNATIONAL LTD.

      On June 9, 2000, we issued a $6 million secured convertible note, due June 9, 2002, to Crescent International Ltd., and on July 5, 2000, we issued an additional $1.5 million secured convertible note, due July 5, 2002, to Crescent. Interest on the convertible notes is at a fixed rate of 8.0% per annum and has been waived unless we fail to issue the shares of our common stock due upon conversion of the convertible notes or fail to issue certificates representing those shares within ten trading days of conversion. The notes are subject to optional redemption by us according to the terms and conditions specified in the notes.

      Conversion of the June 9, 2000 Note

      At the option of the holder, the convertible notes may be converted into shares of our common stock at a per share conversion price equal to $4.2326 or 93% of the lowest volume weighted average price on three consecutive days during the 22 trading day period immediately preceding the date of conversion, whichever is lower.

      We have limited rights to delay conversion for up to 180 days from the date triggering those rights if the conversion price determined by the above formula is below $2.50 per share.

      The warrants and the convertible notes are subject to typical adjustment to protect Crescent's shares from dilution. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

      Conversion of the July 5, 2000 Note

      At the option of the holder, the convertible notes may be converted into shares of our common stock at a per share conversion price equal to $5.0415 or 93% of the lowest volume weighted average price on three consecutive days during the 22 trading day period immediately preceding the date of conversion, whichever is lower.

      We have limited rights to delay conversion for up to 180 days from the date triggering those rights if the conversion price determined by the above formula is below $2.50 per share.

      The warrants and the convertible notes are subject to typical adjustment to protect Crescent's shares from dilution. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

      Collateral Securing the Convertible Notes

      To secure our payment obligation with respect to the convertible note, we caused FiberCore Jena GmbH to enter into a security agreement with Crescent International Ltd. pursuant to which we transferred machinery and equipment in our Jena facility for security purposes (as part of a standard arrangement to effect a security interest under German law) to Crescent International Ltd. The machinery and equipment collateral will be proportionately released to the extent that the book value of the collateral exceeds 120% of the outstanding balance on the convertible notes.

      We also pledged all the capital stock of FiberCore Jena GmbH, our wholly owned subsidiary, to Crescent International Ltd. to secure our payment obligations with respect to the convertible notes. Crescent International Ltd. has agreed to release the pledge once the outstanding balance on the convertible notes is equal to 120% of the book value of the machinery and equipment collateral.

LIQUIDATED DAMAGES

      Pursuant to our Registration Rights Agreement with Crescent, dated June 9, 2000, we are required to pay Crescent liquidated damages if we fail to obtain the effectiveness of any registration statement when required or to maintain its effectiveness for the period required. Because we failed to obtain effectiveness of the registration statement of which this prospectus is a part by September 7, 2000, we are required under the Registration Rights Agreement to pay to Crescent an amount equal to 2% of the aggregate purchase price paid by Crescent for securities that are registered for resale by Crescent as described in this propectus, for each calendar month and for each portion of a calendar month, pro rata, after September 7, 2000 until the registration statement of which this prospectus is a part becomes effective.

      We will also be liable for liquidated damages similarly computed if we fail to keep any required registration statement effective for a period of time ending 180 days after the termination of Crescent's obligation to purchase shares of our common stock, plus one day for each day that we have failed to obtain or maintain effectiveness of the registration statement.

      Pursuant to the Registration Rights Agreement, Crescent retained $250,000 in an escrow account to secure our registration obligations and from which to collect liquidated damages.

RIGHT OF FIRST REFUSAL

      Crescent International Ltd. has the right of first refusal on any proposed sale by us of our securities in a private placement transaction exempt from registration under the Securities Act of 1933, subject to certain terms and conditions.

10% LIMITATION WITH RESPECT TO CRESCENT INTERNATIONAL LTD.

      Under the terms of the transaction with Crescent International Ltd., the number of shares to be purchased by Crescent or to be obtained upon exercise of warrants or conversion of the convertible note held by Crescent cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent, would result in Crescent owning more than 9.9% of our outstanding common stock at any given point of time.

WARRANTS ISSUED TO GRUNTAL & CO., LLC

      We recently issued warrants to Gruntal & Co., LLC to purchase up to 456,886 shares of our common stock. Specifically:

o on April 14, 2000, we issued warrants, expiring April 13, 2005, to purchase 300,000 shares of our common stock at an exercise price of $3.906 per share;

o on June 9, 2000, we issued warrants, expiring June 8, 2005, to purchase 30,000 shares of our common stock at an exercise price of $4.374 per share;

o on June 9, 2000, we issued warrants, expiring June 8, 2005, to purchase 72,016 shares of our common stock at an exercise price of $2.916 per share; and

o on June 26, 2000, we issued warrants, expiring June 25, 2005, to purchase 54,870 shares of our common stock at an exercise price of $2.916 per share.

The warrants were issued pursuant to an agreement with Gruntal, in which we retained Gruntal to represent us as our exclusive investment banker and agent in connection with the transaction with Crescent described above.

      Upon Crescent's conversion of its convertible debt and/or upon our requiring Crescent to purchase additional shares of common stock, or upon our entering into subsequent transactions with the assistance of Gruntal, we are required to issue additional warrants to Gruntal.

COMMON STOCK ISSUED TO TYCO ELECTRONICS CORPORATION

      On May 19, 2000, we signed an agreement with Tyco Electronics Corporation. Under the agreement, among other things, Tyco

      o exercised its warrant to purchase 2,765,487 shares of our common stock at a purchase price of $2.0 million;

      o converted the outstanding balance of $2.46 million on our convertible note, issued to Tyco in April 1995, into 3,419,977 shares of our common stock and

      o converted the $4.13 million balance of its term loan to us into 1,031,532 shares of our common stock and released its liens on all collateral of ours held by Tyco. Tyco holds no additional warrants to purchase, or securities convertible into, our common stock.

      In the event our common stock becomes listed on the Nasdaq National Market, we are required, to register for resale by Tyco Electronics Corporation under the Securities Act of 1933, 2,765,487 shares issued upon exercise of the warrant held by Tyco, upon Tyco's demand, but only to the extent that registration will not impair the rights of Crescent International Ltd. In addition, in the event we file a registration statement registering shares of our common stock, Tyco may require us to include all or part of the 2,765,487 shares of our common stock in the registration statement. We have notified Tyco of the current registration statement of which this prospectus is a part and Tyco has informed us that it will not require us to include its shares of our common stock in the current registration.

      In the event that as the result of the private placements contemplated by the standstill agreement between us and Tyco, Tyco holds less than ten percent of the outstanding shares of our common stock, Tyco will relinquish all demand registration rights that it has under the November 20, 1996 warrant and under the April 17, 1995 Convertible Debenture Purchase Agreement between Tyco and us, Tyco will only have rights to piggyback registration upon our approval.

      On September 5, 2000, we sold 1,352,275 shares of our common stock to Tyco Sigma Limited, a wholly owned subsidiary of Tyco International Ltd., and received proceeds of $9 million. Tyco does not have registration rights with respect to the 1,352,275 shares. We used the proceeds to prepay the $10 million note to Algar, incurred in connection with our acquisition of Xtal, at a $1 million discount for early payment. Algar has informed us that it disputes our understanding that Algar extended the time within which we may prepay the note to receive the discount and we are currently engaged in discussions with Algar to resolve the matter. See page 19 of the section entitled "Recent Events" for a more complete description of the context in which the dispute arose.

COMMON STOCK ISSUED TO OTHERS

      On May 16, 2000, upon completion of a private placement of our common stock, we issued and sold 485,002 shares of our common stock at a purchase price of $3.20 per share to ten offshore accredited investors, raising total gross capital of $1,555,000. The purchasers were located outside of the United States and included both individual investors who purchased 185,000 shares of our common stock, and venture capital companies, which purchased 300,002 shares of our common stock. On September 13, 2000, upon completion of an additional sale to two venture capital companies outside of the United States pursuant to Regulation S under the Securities Act of 1933, we issued 155,718 shares of our common stock at a purchase price of $7.179 per share, raising total gross capital of $1,117,900. The investors in both these transactions did not receive registration rights.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the shares of our common stock being offered by the selling stockholders under this prospectus. We may receive proceeds of up to $2,187,000 upon a full exercise of the incentive warrant, issued to Crescent on June 9, 2000, to purchase up to 500,000 shares of our common stock, although Crescent may perform a cashless exercise which would not result in our receiving any proceeds. Similarly, we may receive proceeds of up to $1,673, 0202 upon Gruntal's exercise of warrants to purchase up to 456,886 shares of our common stock, although Gruntal may perform a cashless exercise which would not result in our receiving any proceeds. We intend to utilize the proceeds of the exercise of options and warrants, if any, for working capital and general corporate purposes and not for discharge of debt prior to maturity.

      Of the estimated $20 million of proceeds, net of expenses, that we expect to receive from sale of the up to 4,200,000 shares registered for primary sale by us, we plan to use approximately

      o     $5.0 million for capacity expansion at our Jena facility;

      o     $5.0 million for capacity expansion at our Xtal Facility;

---------------

2   Specifically, we could receive up to

o $1,171,800 upon the purchase of 300,000 shares of our common stock at an exercise price of $3.906 per share;

o $ 131,220 upon the purchase of 30,000 shares of our common stock at an exercise price of $4.374 per share; and

o $370,000 upon the purchase of 126,886 shares of our common stock at an exercise price of $2.916 per share.

      o $1 million toward Automated Light Technologies, Inc. to be used for working capital, product enhancement and marketing;

      o     $4.0 million for research and development activities; and

      o     $5.0 million for working capital and other corporate purposes.

      We plan to build additional manufacturing facilities in the United States and Pacific Rim and expect the funds to finance the facilities will come from other sources. The present estimated project cost for both projects is $50 million. With regard to the Asian facility, we expect local equity partners to contribute approximately $14 million in cash and realty in exchange for a 46% ownership interest in the Asian facility, and we expect to contribute approximately $16 million in exchange for a 54% interest in the Asian facility. $12.5 million dollars of our contribution will be in the form of technology and know-how. The remaining $20 million will be financed through banks. At present, we are considering different alternatives to finance a U.S. facility.

      We may, however, change the allocation of these proceeds in response to developments or changes that affect our business or industry. A significant decrease in customer demand, development of better technology, and a reduction in the ability to finance the Xtal and Jena capacity expansions would probably prompt us to modify our allocation of the proceeds of this offering. Depending upon the specific event, funding for the projects would be scaled down, eliminated, or combined. If borrowing opportunities on terms anticipated by us decrease amid strong customer demand, we would have to raise funds by reducing our share of equity in the projects and/or reducing the size of the projects.

      Pending use of the net proceeds for the above purposes, we plan to invest these funds in short-term, investment grade, interest-bearing securities.

                              SELLING STOCKHOLDERS

      Crescent International Ltd., a selling stockholder, acquired or may acquire the shares of our common stock being registered for resale by Crescent by the registration statement of which this prospectus is a part:

      o through our issuance of 1,200,274 shares of our common stock to Crescent in a private placement transaction on June 9, 2000;

      o through our issuance of 685,871 shares of our common stock on June 26, 2000, upon conversion of $2 million of a total $6 million convertible note, issued to Crescent on June 9, 2000;

      o upon exercise of warrants issued in connection with the June 9, 2000 private placement; and

      o upon conversion of the outstanding $5.5 million in convertible notes issued to Crescent

      Crescent has informed the Company that Mel Craw and Maxi Brezzi, respectively Managing Director and Director of Crescent's investment advisor, GreenLight (Switzerland) SA, have voting and investment control over our securities held by Crescent. On June 16, 2000, Crescent and its investment advisor filed a Form 13G disclosing voting and investment control over such securities. Crescent has the right to assign its obligation to purchase shares of our common stock to affiliates of Crescent; however, Crescent has informed us that it has no current or future plans to assign its obligations.

      Gruntal & Co., LLC, a selling stockholder, may acquire the shares of our common stock being registered for resale by Gruntal by the registration statement of which this prospectus is a part upon the exercise of warrants to purchase up to 456,886 shares of our common stock.

      Gruntal has informed us that it is controlled by its management, which owns 60% of Gruntal; Zurich Holdings Group owns the remaining 40%. Gruntal's Chairman is Robert P. Rittereiser. The Home Insurance

Company is the owner of a minority interest in Gruntal. Mr. John Starr, Executive Vice President of Gruntal, has investment control over our securities owned by Gruntal.

      We have agreed to file a registration statement, of which this prospectus is a part, to register the shares of the selling stockholders described above in order to permit the selling stockholders to sell these shares from time to time in the public market or in privately-negotiated transactions.

      We cannot determine the actual number of shares of our common stock that we will issue, because of the variables discussed herein. Pursuant to the Securities Purchase Agreement by and between us and Crescent, we may, after this registration statement becomes effective, require Crescent to purchase shares of our common stock on a monthly basis over a two-year period, until June 9, 2002. The price per share will be 93% of the average of the lowest three consecutive weighted-average trading prices during the 22 trading days prior to the notice to Crescent to purchase shares. We are limited to a maximum of $3.5 million for each sale of common stock during any 22 day trading period. In the event the trade price on each trading day between the date of notice to Crescent to purchase shares and the date of purchase of our common stock is less than $2.50 per share, the limitation for each sale of common stock will be up to $20,000.

      Shares of our common stock sold to Crescent pursuant to the Securities Purchase Agreement will not be freely tradable by Crescent until they are registered under applicable securities laws or an exemption from such registration is available. However, we are required, pursuant to the Registration Rights Agreement, entered into on June 9, 2000, by and between us and Crescent, to register for resale all shares of our common stock that we require Crescent to purchase, all shares of our common stock issued upon conversion of our convertible notes currently held by Crescent, and all shares of our common stock issued upon exercise of our warrants held by Crescent.

      In general, it is possible that we may be required to register additional shares of our common stock. We plan to file prospectus supplements, as necessary, to set forth the exact number of shares that the selling stockholders are actually issued upon conversion, exchange or exercise of the related securities. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

      The following table sets forth the number of shares of our common stock issued or issuable to the selling stockholders:

--------------------------------------------------------------------------------
SELLING STOCKHOLDERS                  NUMBER OF    NUMBER OF        NUMBER OF
                                      SHARES OF    SHARES OF        SHARES OF
                                      COMMON       COMMON STOCK     COMMON STOCK
                                      STOCK        HELD AFTER       OFFERED ON
                                      HELD         COMPLETION OF    BEHALF OF
                                      PRIOR TO     OFFERING(3)      SELLING
                                      COMPLETION                    STOCKHOLDERS
                                      OF
                                      OFFERING
--------------------------------------------------------------------------------
Crescent International Ltd.           4,785,871(4)     0            4,785,871
--------------------------------------------------------------------------------

---------------

3 Assumes Crescent and Gruntal will offer and sell all of the shares registered by the registration statement of which this prospectus is a part.

4 The shares of our common stock being offered on behalf of Crescent International Ltd. consist of

    o   1,200,274 shares of our common stock issued to Crescent on June 9, 2000;

    o 500,000 shares of our common stock issuable upon exercise of a warrant issued to Crescent on June 9, 2000;

--------------------------------------------------------------------------------
SELLING STOCKHOLDERS                  NUMBER OF    NUMBER OF        NUMBER OF
                                      SHARES OF    SHARES OF        SHARES OF
                                      COMMON       COMMON STOCK     COMMON STOCK
                                      STOCK        HELD AFTER       OFFERED ON
                                      HELD         COMPLETION OF    BEHALF OF
                                      PRIOR TO     OFFERING(5)      SELLING
                                      COMPLETION                    STOCKHOLDERS
                                      OF
                                      OFFERING
--------------------------------------------------------------------------------
Gruntal & Co., LLC,
William McClusky,                       456,886(7)     0              456,886
McCluskey,
Richard Serrano,
Derek Woodworth,
Mitchell Kosches,
Erik Choy,
Julia Hoo,
Jack Schwartz(5) and
John Starr(6)
--------------------------------------------------------------------------------
TOTAL:                                5,242,757        0            5,242,757
--------------------------------------------------------------------------------

      Crescent has informed us that it has no immediate plans to sell shares of our common stock, but will evaluate market conditions, and any decision as to whether to sell shares of our common stock, and how many shares Crescent may sell, will be based on relevant facts, circumstances and market conditions existing at the time of the decision.

      Gruntal has informed us that it has no immediate plans to sell shares of our common stock, but will evaluate market conditions, and any decision as to whether to sell shares of our common stock, and how many shares Gruntal may sell, will be based on relevant facts, circumstances and market conditions existing at the time of the decision.

---------------

    o 199,726 shares of our common stock issuable upon exercise of a warrant issued to Crescent on June 9, 2000, based on an assumed share price of $2.50 on the date the registration statement of which this prospectus is a part becomes effective;

    o 685,871 shares of our common stock issued to Crescent upon conversion on June 26, 2000, of $2 million of a total $6 million convertible note, which was issued to Crescent on June 9, 2000 and

    o 2,200,000 shares of our common stock issuable upon the conversion of the outstanding principal balance of $4 million of our convertible note issued to Crescent on June 9, 2000, based on an assumed conversion price of $2.50 per share, and upon conversion of our $1.5 million note issued to Crescent on July 5, 2000, based upon a conversion price of $2.50 per share.

    The number of shares of common stock issuable upon exercise of the early put warrant and the conversion of the convertible note has been assumed for purposes of registering shares of common stock under the registration statement of which this prospectus is a part; the actual number of shares so issuable may be higher and have a dilutive effect on other shareholders. See the "Risk Factors" subsection entitled "Stockholders May Suffer Dilution From the Exercise of Options, Warrants and Convertible Notes."

5 Each of the named individuals is an officer, member or employee of Gruntal & Co. LLC to whom Gruntal may transfer the warrants issued to Gruntal.

6 Mr. Starr is the Executive Vice President of Gruntal & Co., LLC and has investment control over our securities owned by Gruntal.

7 The shares of our common stock being offered on behalf of Gruntal & Co., LLC consists of:

    o 300,000 shares of our common stock issuable upon exercise of a warrant issued to Gruntal on April 14, 2000;

    o 30,000 shares of our common stock issuable upon exercise of warrant upon exercise of a warrant issued to Gruntal on June 9, 2000;

    o 72,016 shares of our common stock issuable upon exercise of a warrant issued to Gruntal on June 9, 2000; and

    o 54,870 shares of our common stock issuable upon exercise of a warrant issued to Gruntal on June 26, 2000.

      The selling stockholders and we are not making any representation that any shares covered by the prospectus will or will not be offered for sale or resale. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named above and by us. In addition to the number of shares held by the selling stockholders, Crescent may be required to purchase additional shares of our common stock for up to $19 million.

MAXIMUM NUMBER OF SHARES ISSUABLE TO CRESCENT AND GRUNTAL

      The maximum number of shares of our common stock we may issue to Crescent pursuant to our agreements with Crescent is impossible to determine at the present time because our convertible debt held by Crescent can be converted into an unlimited number of shares of our common stock, subject to our right to delay conversion for 180 days if the conversion price would be below $2.50 per share. See page 24 of the section entitled "Recently Issued Securities" for a description of the conversion price. However, assuming that the conversion price of our convertible debt held by Crescent is not below $2.50, the maximum number of shares issuable to Crescent, including shares already issued, is 12,385,871(8). Under the terms of our agreement with Crescent, the number of shares to be purchased by Crescent or to be obtained upon exercise of warrants or conversion of the convertible debt by Crescent cannot exceed the number of shares that, when combined with all other shares of common stock and securities then owned by Crescent, would result in Crescent owning more than 9.9% of our outstanding common stock at any given point of time.

      The maximum number of shares of our common stock we may issue to Gruntal upon exercise of warrants currently held by Gruntal is 456,886.

PRIOR RELATIONSHIPS BETWEEN SELLING STOCKHOLDERS AND THE COMPANY

      We are not aware of any material relationship between us and Crescent within the past three years other than as a result of the ownership of the stockholders' shares. We entered into an agreement with Gruntal on April 14, 2000, pursuant to which we retained Gruntal to represent us as our exclusive investment banker and agent, and issued warrants to purchase 456,886 shares of our common stock and are not aware of any other material relationship between us and Gruntal within the past three years.

                              PLAN OF DISTRIBUTION

      Of the 9,442,757 shares of our common stock offered by this prospectus, we may sell 4,200,000 shares of our common stock in underwritten "at the market" sales from time to time, or in privately negotiated transactions.

      The selling stockholders may sell the remaining 5,242,757 shares of our common stock from time to time in the public markets, through agents, underwriters or dealers, at prices and on the terms then prevailing or at prices related to then-current market price, or directly to one or more purchasers in negotiated transactions.

      Crescent has informed the Company that it will dispose of the common stock it receives upon exercise of warrants, pursuant to purchases required by us and on conversion of convertible debt in open market transactions through a U.S. registered broker-dealer.

      Gruntal has informed the Company that it will dispose of the common stock it receives upon exercise of warrants and on conversion of convertible debt in open market transactions through a U.S. registered broker-dealer.

The methods by which the shares may be sold by the selling stockholders may include, but are not limited to, the following:

o a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker or dealer as principal and resale by the broker or dealer for its account;

---------------

8 The shares consist of the 4,785,871 shares being registered pursuant to this agreement plus up to an additional 7,600,000 shares which we may require Crescent to purchase pursuant our agreement with Crescent, (described on page 22 of the section entitled "Recently Issued Securities")

o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o   privately negotiated transactions;

o   and a combination of any of the above methods of sale.

In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling stockholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act of 1933.

AGENTS

      The selling stockholders and/or we may designate agents who agree to use their best efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

UNDERWRITERS

      We will use an underwriter to sell any shares of our common stock offered by us "at the market." Crescent will be an underwriter only with respect to shares of our common stock issued to and purchased by Crescent in the future, if required by us under our agreement with Crescent.

      If the selling stockholders and/or we use underwriters for the sale of securities, the underwriters will act as principals or as agents for the selling stockholders or us, as applicable. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters will be subject to the conditions set forth in the applicable underwriting agreements. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed from time to time. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. The applicable prospectus supplement will identify any underwriters, dealers and agents whom we have agreed to indemnify against civil liabilities under the Securities Act of 1933. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

DIRECT SALES

      The selling stockholders might also sell securities to one or more purchasers without using underwriters or agents.

SHORT SALES AND STABILIZATION ACTIVITIES

      Crescent is contractually restricted from engaging in short sales of our common stock and has informed us that it does not intend to engage in short sales or other stabilization activities.

      Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Any underwriter may make short sales of shares of our stock and may purchase shares of our stock on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' "overallotment" option to purchase additional shares in the offering. Any underwriter may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, any underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase the shares. Similar to other purchase transactions, the underwriters' purchases to cover short sales may have the effect of raising or maintaining the market price of our stock or preventing or retarding a decline in the market price of our stock. As a result, the price of our stock may be higher than the price that might otherwise exist in the open market. If commenced, the underwriters may discontinue any of these activities at any time.

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our common stock and preferred stock summarizes the material terms and provisions of these types of securities. For the complete terms of our common stock and preferred stock, please refer to our Certificate of Incorporation and bylaws, which are incorporated by reference into the registration statement, of which this prospectus is a part.

      Under our Certificate of Incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

COMMON STOCK

      As of September 19, 2000, 54,068,988 shares of our common stock were issued and outstanding. All outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Please refer to the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 5, 1996, including any amendments or reports filed for the purpose of updating that section which is incorporated by reference into this prospectus.

TRANSFER AGENT AND REGISTRAR

      Interstate Transfer Company, 10 West Broadway, Suite 510, Salt Lake City, Utah 84301 is the transfer agent and registrar of our common stock.

PREFERRED STOCK

      As of September 19, 2000, no shares of preferred stock were outstanding. Our Certificate of Incorporation authorizes our board of directors to issue preferred stock in one or more series and to determine the voting rights and dividend rights, dividend rates, liquidation preferences, conversion rights, redemption rights, including sinking fund provisions and redemption prices, and other terms and rights of each of these series.

NEVADA ANTI-TAKEOVER LAWS

      We are incorporated under the laws of the State of Nevada and are therefore subject to various provisions of the Nevada corporation laws which may have the effect of delaying or deterring a change in control or management of us.

      Nevada's "Combination with Interested Stockholders Statute," Nevada Revised Statutes 78.411-78.444, which applies to Nevada corporations like us having at least 200 stockholders, prohibits an "interested stockholder" from entering into a "combination" with the corporation, unless specific conditions are met. A "combination" includes:

    o any merger with an "interested stockholder," or any other corporation which is or after the merger would be, an affiliate or associate of the interested stockholder,

    o any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets, in one transaction or a series of transactions, to an "interested stockholder," having (i) an aggregate market value equal to 5% or more of the aggregate market value of the corporation's assets, (ii) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, or (iii) representing 10% or more of the earning power or net income of the corporation,

    o any issuance or transfer of shares of the corporation or its subsidiaries, to the "interested stockholder," having an aggregate market value equal to 5% or more of the aggregate market value of all the outstanding shares of the corporation,

    o the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by the "interested stockholder,"

    o certain transactions which would have the effect of increasing the proportionate share of outstanding shares of the corporation owned by the "interested stockholder," or

    o the receipt of benefits, except proportionately as a stockholder, of any loans, advances or other financial benefits by an "interested stockholder." An "interested stockholder" is a person who (i) directly or indirectly owns 10% or more of the voting power of the outstanding voting shares of the corporation or (ii) an affiliate or associate of the corporation which at any time within three years before the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the corporation.

      A corporation to which the statute applies may not engage in a "combination" within three years after the interested stockholder acquired its shares, unless the combination or the interested stockholder's acquisition of the shares that caused the interested stockholder to become an interested stockholder was approved by the board of directors before the interested stockholder acquired those shares. If this approval was not obtained, then after the three-year period expires, the combination may be consummated if all the requirements in the Company's Certificate of Incorporation are met and either

    o (i) the board of directors of the corporation approves, prior to the person becoming an "interested stockholder," the combination or the purchase of shares by the "interested stockholder" or (ii) the combination is approved by the affirmative vote of holders of a majority of voting power not beneficially owned by the "interested stockholder" at a meeting called no earlier than three years after the date the "interested stockholder" became one or

    o the aggregate amount of cash and the market value of consideration other than cash to be received by holders of common shares and holders of any other class or series of shares meets the minimum requirements set forth in Sections 78.411 through 78.443, inclusive, and prior to the consummation of the combination, except in limited circumstances, the "interested stockholder" will not have become the beneficial owner of additional voting shares of the corporation.

      The above provisions do not apply to corporations that so elect in a charter amendment approved by a majority of the disinterested shares. Such a charter amendment, however, would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our Certificate of Incorporation does not exclude us from the restrictions imposed by the above provisions.

      Nevada's "Control Share Acquisition Statute," Sections 78.378 through
78.3793 of the Nevada Revised Statutes, prohibits an acquirer, in particular circumstances, from exercising voting rights of shares of a target corporation's stock after crossing specific threshold ownership percentages, except those voting rights that are granted by the target corporation's stockholders.

         SECURITIES AND EXCHANGE COMMISSION POSITION ON INDEMNIFICATION

      Our by-laws provide for a broad right for indemnification for any person who is or was involved in any manner in any threatened, pending, or completed investigation, claim, action, suit, or proceeding by reason of the fact that the person had agreed to become a director, officer, employee, or agent of our company.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission this type of indemnification is against public policy as expressed in the Act and is, therefore unenforceable. In the event that a claim for indemnification against liabilities arising under the Securities Act of 1933 (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the submitted issue.

                                  LEGAL MATTERS

      The validity of the securities we are offering will be passed upon for us by Lionel, Sawyer & Collins, Nevada.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K/A (Amendment No.2) for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of Deloitte & Touche LLP, given upon their authority as experts in accounting and auditing.

      The financial statements of Xtal Fibras Opticas S.A. as of December 31, 1999 and 1998, and for each of the years then ended, included in this prospectus have been audited by Deloitte Touche Tohmatsu, Auditores Independentes, as stated in their report appearing herein, and have been so included in reliance upon the report of Deloitte Touche Tohmatsu given upon their authority as experts in accounting and auditing.

                                 FIBERCORE, INC.
                     PRO FORMA COMBINED FINANCIAL STATEMENTS

      The following unaudited pro forma combined statements of operations for the year ended December 31, 1999 and the six months ended June 30, 2000 give effect to; (i) the acquisition of 90% of Xtal Fibras Opticas S.A. ("Xtal"), accounted for under the purchase method of accounting; (ii) the private placement of the $6.0 million convertible note (of which $2.0 million was converted on June 26, 2000) and sale of FiberCore, Inc. common stock of $3.5 million to Crescent International Ltd. ("Crescent") and related use of net proceeds, for the acquisition; (iii) the issuance of common stock to Tyco Electronics Corporation ("Tyco") on the exercise of common stock warrants in the amount of $2.0 million, and the related use of proceeds for the acquisition; and, (iv) the purchase of 1,352,275 shares of common stock for $9,000,000 by Tyco, and the related use of proceeds to prepay the $10,000,000 note to Algar at a discount of $1,000,000 for early payment, as if they occurred at the beginning of the respective periods. The balance sheet of Xtal as of June 30, 2000 has been included in the consolidated balance sheet of FiberCore, Inc. included in the report on Form 10Q for the period ended June 30, 2000. The historical financial information has been derived from the respective historical financial statements of FiberCore, Inc. and Xtal, and should be read in conjunction with these financial statements and the related notes contained elsewhere herein or incorporated herein by reference.

      Pro forma adjustments are based upon preliminary estimates, available information and certain assumptions that management deems appropriate. The total estimated purchase cost of Xtal has been allocated on a preliminary basis to the assets and liabilities based on management's estimates of their fair value with the excess cost over the net assets acquired allocated to goodwill. Subsequent to closing, the assets purchased and liabilities assumed will be fair valued and the necessary studies completed to ascribe values to assets and indentifiable intangibles, if any.

      The unaudited pro forma combined information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the combined company.

                                FIBERCORE, INC.
                           PRO FORMA Income Statement
                      For the Year Ended December 31, 1999

(Dollars in thousands)                       FIBERCORE        XTAL              PRO FORMA          COMBINED
                                             HISTORICAL       HISTORICAL        ADJUSTMENTS        PRO FORMA
                                             ----------       ----------        -----------        ---------

Net sales                                    $    12,126      $     17,772                         $    29,898
Cost of sales                                      9,820            16,043                              25,863
                                             -----------      ------------      ----------         -----------
Gross profit                                       2,306             1,729                               4,035
Operating expenses:
Selling, general and administrative
  expenses                                         3,237             2,256             514 (b)           6,007
Research and development                             722                 0                                 722
                                             -----------      ------------      ----------         -----------
Income (loss) from operations                     (1,653)             (527)           (514)             (2,694)
Interest income                                      110               405                                 515
Interest expense                                  (1,062)           (2,646)           (438)(c)          (4,146)
Minority interest in income (loss)
  of subsidiary                                                                        301 (d)             301
Other income (expense)  net                        (336)              (233)                               (569)
                                             -----------      ------------      ----------         -----------
Income (loss) before income taxes                 (2,941)           (3,001)           (651)             (6,593)
Provision for income taxes                           937                (8)                                929
                                             -----------      ------------      ----------         -----------
Net income (loss)                            $    (2,004)     $     (3,009)     $     (651)        $    (5,664)
                                             ===========      ============      ==========         ===========
Basic and diluted income (loss) per
  share of common stock                          $ (0.05)                                          $     (0.13)
                                             ===========      ============      ==========         ===========
Weighted average shares outstanding           36,610,544                         6,003,907 (e)      42,614,451
                                             ===========      ============      ==========         ===========

                                FIBERCORE, INC.
                           PRO FORMA Income Statement
                         Six Months Ended June 30, 2000


(Dollars in thousands)                       FIBERCORE        XTAL              PRO FORMA          COMBINED
                                             HISTORICAL(a)    HISTORICAL(a)     ADJUSTMENTS        PRO FORMA
                                             ----------       ----------        -----------        ---------


Net sales                                    $     9,866       $   11,489                          $     21,355
Cost of sales                                      7,444            9,829                                17,273
                                             -----------       ----------       ------------       ------------
Gross profit                                       2,422            1,660                                4,082

Operating expenses:
Selling, general and administrative
  expenses                                         1,673              954                210 (b)         2,837
Research and development                             430                0                                  430
                                             -----------       ----------       ------------       ------------
Income (loss) from operations                        319              706               (210)              815
Interest income                                       81              143                                  224
Interest expense                                  (5,824)             (81)              (240)(c)        (6,145)
Foreign exchange income (loss) net                   (34)              (8)                                 (42)
Minority Interest                                    (37)                                (59)(d)           (96)
Other income (expense) - net                          61              (22)                                  39
                                             -----------       ----------       ------------       ------------
Income (loss) before income taxes                 (5,434)             738               (509)           (5,205)
Provision for income taxes                          (395)            (150)                                (545)
                                             -----------       ----------       ------------       ------------
Net income (loss)                            $    (5,829)      $      588       $       (509)      $    (5,750)
                                             ===========       ==========       ============       ===========
Basic and diluted income (loss)
  per share of common stock                  $     (0.13)                                          $     (0.12)
                                             ===========                                           ===========
Weighted average shares outstanding           44,176,241                           5,186,592 (e)    49,362,833
                                             ===========                        ============       ===========

                                 FIBERCORE, INC.
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                    (AMOUNTS IN THOUSANDS EXCEPT SHARE DATA)


(a) For the six month period ended June 30, 2000, the FiberCore Historical data includes the operations of Xtal for the month of June 2000, as the acquisition was effective on June 1, 2000.

(b) Adjustment to reflect amortization of $10,280 goodwill reported on the purchase of Xtal over 20 years.

(c) Adjustment to reflect the interest on two (2) notes ( Algar for $10,000 less the $1,000 discount for early payment and Crescent for $4,000). The Algar note is at 6% per year and was paid 80 days following the closing, and the Crescent note is at 8% per year and is due in June 9, 2002. The calculation of the interest adjustment is as follows:


                                          Year Ended            Six months Ended
                                         Dec. 31,1999            Jun. 30, 2000
                                         ------------           ----------------

    Algar note $9,000 interest at 6%
      for 80 days.                         $ 118                   $ 100 (1)
    Crescent note $4,000 interest at
      8% for 12 months in 1999, and
      for 6 months in 2000                 $ 320                   $ 140 (2)
                                           -----                   -----
             Total                         $ 438                   $ 240
                                           =====                   =====


    (1) The interest on the $9,000 ($10,000 less $1,000 discount) Algar note for the six month period ended June 30, 2000 is calculated at 80 days interest, $118, less the actual interest included in the FiberCore historical of $18.

    (2) The interest on the Crescent note for the six month period ended June 30, 2000 is calculated at 1/2 years interest, $160, less the actual interest included in the FiberCore historical of $20.

(d) Adjustment to reflect the minority interest of 10% to Algar.


                                          Year Ended            Six months Ended
                                         Dec. 31,1999            Jun. 30, 2000
                                         ------------           ----------------

    Minority interest                      $ 301                   $ (59)(1)


    (1) The minority interest adjustment for the six months ending June 30, 2000 is calculated at $96, which is 10% of the unadjusted net income for Xtal, less the actual minority interest included in the FiberCore historical of $37.

(e) The increase in the weighted average shares outstanding for the year ended December 31, 1999 and the six months ended June 30, 2000 are as follows:


                                          Year Ended            Six months Ended
                                         Dec. 31,1999            Jun. 30, 2000
                                         ------------           ----------------

    Exercise of common stock warrants
      by Tyco..........................    2,765,487               2,112,103
    Purchase of common stock by Tyco...    1,352,275               1,352,275
    Sale of common stock to Crescent...    1,200,274               1,055,186
    Issuance of common stock on partial
      conversion of Crescent note......      685,871                 667,028
                                         ------------           ----------------
                                           6,003,907               5,186,592
                                         ============           ================

                             XTAL FIBRAS
                             OPTICAS S.A.

                             Financial Statements as of
                             December 31, 1999 and 1998 and for each
                             of the years then ended

                             Deloitte Touche Tohmatsu Auditores Independentes

                     INDEX TO FINANCIAL STATEMENTS                      PAGE
                                                                        ----

REPORT OF INDEPENDENT AUDITORS                                           F-1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
AND FOR EACH OF THE YEARS THEN ENDED
Balance Sheets                                                           F-2
Statements of Operations                                                 F-4
Statements of Comprehensive Loss                                         F-5
Statements of Changes in Shareholders' Equity                            F-6
Statements of Cash Flows                                                 F-7
Notes to the Financial Statements                                        F-9

FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND DECEMBER 31, 1999
AND FOR THE THREE MONTH PERIOD THEN ENDED
Interim Balance Sheets                                                  F-30
Interim Statements of Operations                                        F-32
Interim Statements of Comprehensive Income                              F-33
Interim Statements of Changes in Shareholders' Equity                   F-34
Interim Statements of Cash Flows                                        F-35
Notes to the Interim Financial Statements                               F-37

REPORT OF INDEPENDENT AUDITORS
------------------------------

To the Board of Directors and Shareholders of XTAL Fibras Opticas S.A.:

We have audited the accompanying balance sheets of XTAL Fibras Opticas S.A. as of December 31, 1999 and 1998, and the related statements of operations, comprehensive loss, cash flows and changes in shareholders' equity for each of the years then ended, all expressed in United States dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of XTAL Fibras Opticas S.A. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE TOUCHE TOHMATSU                                      Campinas, Brazil
Auditores Independentes                                       May 31, 2000

XTAL FIBRAS OPTICAS S.A.
------------------------

BALANCE SHEETS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

ASSETS
Current assets
Cash and cash equivalents                                       225        36
Trade accounts receivable, net (note 5)                       4,807     1,838
Inventories (note 6)                                          4,053     7,829
Prepaid expenses, other                                         497     1,076
                                                           --------  --------
     Total current assets                                     9,582    10,779
                                                           --------  --------

Property, plant and equipment, net (note 8)                  10,378    16,446

Recoverable taxes                                               101       149
Loans - related parties                                           -        57
Escrow deposits (note 7)                                          7        10
                                                           --------  --------
                                                                108       216

                                                           --------  --------
     Total assets                                            20,068    27,441
                                                           ========  ========

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

BALANCE SHEETS
(Expressed in thousands of United States dollars)                (continued)
------------------------------------------------------------------------------


                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities

Trade accounts payable - suppliers                            4,952     4,177
Current portion of long-term debt (note 9)                      340        68
Taxes other than income                                         356        46
Payroll and other charges                                       614       668
Other                                                            21       144
                                                           --------  --------
     Total current liabilities                                 6,283     5,103
                                                           --------  --------
NON-CURRENT LIABILITIES
Long-term debt (note 9)                                         288        55
Intercompany (note 10)                                          624         -
Long-term taxes                                                 852     1,028
Other long-term liabilities (note 14 (a))                       741       341
Deferred income tax (note 4)                                     41        48
                                                           --------  --------
     Total non-current liabilities                            2,546     1,472

Commitments and contingencies (note 14)

SHAREHOLDERS' EQUITY
Preferred stock - no par value, 49,963,256 shares authorized and 5,137,571 and 472,033 issued and outstanding at
  December 31, 1999 and 1998, respectively                   11,497     5,194
Common stock - no par value, 49,963,256 shares authorized
  and 5,137,571 and 472,033 issued and outstanding at
  December 31, 1999 and 1998, respectively                   11,497     5,194
Appropriated retained earnings:
  Legal reserve                                                 140       140
Unappropriated retained (deficit)                            (8,113)   (9,672)
Accumulated other comprehensive (loss) income                (3,782)    2,836
Advance for future increase of Capital (note 14 (b))              -    17,174
                                                           --------  --------
     Total shareholders' equity                              11,239    20,866
                                                           --------  --------
     Total liabilities and shareholders' equity              20,068    27,441
                                                           ========  ========


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

GROSS SALES
Total gross sales                                            25,164    13,944
Value-added and excise tax on sales                          (7,392)   (3,220)
                                                           --------  --------

NET SALES                                                    17,772    10,724

                                                           --------  --------
Cost of sales                                               (16,043)  (11,869)
                                                           --------  --------

GROSS PROFIT (LOSS)                                           1,729    (1,145)

Selling and marketing expenses                                 (456)   (1,870)
General and administrative expenses                          (1,500)   (2,461)
Depreciation                                                   (300)      (79)
                                                           --------  --------
Operating expenses                                           (2,256)   (4,410)

NON-OPERATING (EXPENSES) INCOME
Interest income (note 3)                                        405       129
Interest expenses (note 3)                                   (2,646)   (2,937)
Other non-operating (expense) income, net                      (233)       39
                                                           --------  --------

LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION               (3,001)   (8,324)

INCOME TAX (EXPENSES) BENEFIT AND SOCIAL CONTRIBUTION            (8)       21
                                                           --------  --------

NET (LOSS)                                                   (3,009)   (8,303)
                                                           ========  ========


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                             1999      1998
                                                           --------  --------

NET LOSS                                                     (3,009)   (8,303)
                                                           --------  --------

Other comprehensive loss:

Foreign currency translation adjustment                      (6,618)     (701)
Recognition of deferred tax liability on change in functional

   Currency (note 2 (b))                                          -       (74)

                                                           --------  --------
Net translation (loss) in the year                           (6,618)     (775)
                                                           --------  --------

COMPREHENSIVE LOSS                                           (9,627)   (9,078)
                                                           ========  ========



The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                                                                          Advance
                                                             Appropriated                   Accumulated     For
                                                              retained     Unappropriated      other       future
                                                              earnings       retained      comprehensive  increase
                                         Common   Preferred    legal         earnings         income         of
                                         stock     stock      reserve        (deficit)        (loss)      capital      Total
                                        --------- -------- --------------- -------------- ------------- ---------- ------------

BALANCES AS OF JANUARY, 1, 1998           5,194    5,194             140        (1,369)           3,611          -     12,770

Net loss to common and preferred shares       -        -               -         (8,303)              -          -     (8,303)
Recognition of deferred tax liability
on change
 in functional currency (note 2 (b))          -        -               -              -            (74)          -       (74)
Net translation loss for the year             -        -               -              -           (701)          -      (701)
Advance for future increase of capital        -        -               -              -               -     17,174     17,174
                                        --------- -------- --------------- -------------- --------------- ------------ -------
BALANCES AS OF DECEMBER 31, 1998          5,194    5,194             140         (9,672)          2,836     17,174     20,866
                                        --------- -------- --------------- -------------- --------------- ------------ -------

Net loss to common and preferred shares       -        -               -         (3,009)              -          -     (3,009)
Net translation loss for the year                                                                (6,618)               (6,618)
Increase in capital (note 14 (b))         6,303    6,303               -          4,568               -     (17,174)       -
                                        --------- -------- --------------- -------------- --------------- ------------ -------
BALANCES AS OF DECEMBER 31, 1999         11,497   11,497             140         (8,113)         (3,782)         -     11,239
                                        ========= ======== =============== ============== =============== ============ =======


The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                              1999      1998
                                                           --------  --------

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                     (3,009)   (8,303)
Adjustments to reconcile net loss to cash provided by (used
in)
  operating activities:
  Depreciation                                                1,116     1,294
  Allowance for doubtful accounts                                 -     1,367
  Write-down for slow moving inventories                        136         -
  Write-down for investments                                      -        36
  Gain or loss on disposal of fixed assets                      (12)       (1)
  Exchange translation                                         (578)    1,111
  Deferred income tax                                             8       (21)
Decrease (increase) in assets
Trade accounts receivable                                    (2,969)    1,241
Inventories                                                   3,640    (1,444)
Other current assets                                            579      (744)
Recoverable taxes                                                48       (47)
Escrow deposits                                                   3         1
Increase (decrease) in liabilities
Trade accounts payable                                          775    (1,121)
Taxes other than income                                         310       (91)
Payroll and other charges                                       (54)      124
Other current liabilities                                      (123)      144
Long-term taxes                                                (176)      258
Other long-term liabilities                                     400       195
                                                           --------  --------

Net cash provided by (used in) operating activities              94    (6,001)
                                                           --------  --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment                     (900)   (2,789)
Proceeds on disposal of property, plant and equipment           317        32
                                                           --------  --------
Net cash (used in) investing activities                        (583)   (2,757)
                                                           --------  --------

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                               Years ended
                                                               December 31
                                                           ------------------
                                                              1999      1998
                                                           --------  --------

CASH FLOWS FROM FINANCING ACTIVITIES
Long-term debt:
  Proceeds                                                      726    21,622
  Repayments                                                   (110)  (14,153)
Intercompany loans:
  Proceeds                                                    5,177     9,181
  Repayments                                                 (5,103)   (7,971)
                                                           --------  --------
Net cash provided by financing activities                       690     8,679
                                                           --------  --------

Effect of exchange rate changes on cash and cash equivalents    (12)      (10)

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                              201       (79)

Cash and cash equivalents, as of beginning of the year           36       125
                                                           --------  --------
Cash and cash equivalents, as of end of the year                225        36
                                                           ========  ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
  Interest                                                       34       459
  Taxes on income                                                 -         -



The accompanying notes are an integral part of these financial statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
(Expressed in thousands of United States dollars, except number of shares and where otherwise noted)
------------------------------------------------------------------------------


1.   THE COMPANY AND ITS OPERATIONS

     Xtal Fibras Opticas S.A. ("the Company") is a privately held corporation organized under the laws of the Federative Republic of Brazil and headquartered in Uberlandia, state of Minas Gerais, with manufacturing facilities in Campinas, state of Sao Paulo.

     The Company is engaged in the business of manufacturing, marketing and selling optical fibers and optical components, byproducts or similar products.

     XTAL is a subsidiary of Algar S.A. Empreendimentos e Participacoes ("Algar"), which owns approximately 99.99% of the total outstanding capital shares. Algar has subsidiaries working in Telecommunications (telephone services, engineering construction and maintenance of communications networks and long distance transmission), Agribusiness, Services and Leisure. Algar has approximately 23 companies and 4 divisions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a)   Basis of presentation

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which differ in certain respects from generally accepted accounting principles in Brazil ("Brazilian GAAP"), as applied by the Company in the preparation of its statutory financial statements and for other purposes.

          Shareholders' equity and operations included in these financial statements differ from those included in the statutory accounting records as a result of (i) the effects of differences between the rate of devaluation of the Brazilian real ("R$") against the United States dollar ("$", "U.S.$", or "U.S. dollar"), and (ii) differences in the methods of measuring amounts under U.S. GAAP and Brazilian GAAP.

     b)   Foreign currency translation

          The Company, which transacts the majority of its business in Brazilian reais, and, to a lesser extent, in U.S. dollars, has selected the U.S. dollar as its reporting currency. The U.S. dollar amounts for all periods presented have been remeasured (translated) following the guidelines established in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" ("SFAS 52").

          Prior to December 31, 1997 and pursuant to SFAS 52 and Emerging Issues Task Force ("EITF") D-55, "Determining a Highly Inflationary Economy", Brazil was considered to have a highly-inflationary economy. Accordingly, the Company's reporting currency (US$) was defined as its functional currency and the remeasurement procedures adopted by the Company through this date were as follows:

          (i) Inventories, property, plant and equipment and accumulated depreciation, as well as shareholders' equity accounts, were translated at historical exchange rates and monetary assets and liabilities denominated in Brazilian currency were translated at period-end exchange rates (December 31, 1997 - R$ 1.1164: US$ 1.00);

          (ii) Depreciation and other costs and expenses relating to assets remeasured at historical exchange rates were calculated based on the U.S. dollar amount of the assets. Other accounts in the statements of operations and cash flows were translated at the average exchange rates prevailing during the period;

         (iii) the translation gain or loss resulting from this remeasurement process was included in the statements of operations currently; and

          (iv) pursuant to paragraph 9(f) of SFAS No. 109 "Accounting for Income Taxes" ("SFAS 109"), deferred taxes were not recorded with respect to differences relating to assets and liabilities translated at historical rates that resulted from changes in exchange rates or indexing for Brazilian tax purposes.

          As from January 1, 1998 the Company concluded that the Brazilian economy had ceased to be highly inflationary and changed its functional currency from the reporting currency (U.S. dollars) to the local currency (R$). Accordingly, as of January 1, 1998 the Company translated the U.S. dollar amounts of non-monetary assets and liabilities into reais at the current exchange rate and those amounts became the new accounting bases for such assets and liabilities. The resulting deferred taxes associated with the differences between the new functional currency bases and the tax bases ((iv) above) were reflected as a deferred tax liability with a corresponding debit taken directly to the cumulative translation adjustment component of shareholders' equity.

          In mid-January 1999, significant changes occurred in the Brazilian government's foreign exchange rate policy, which resulted in the elimination of exchange controls referred to as trading bands. These trading bands ensured that the real to U.S. dollar exchange rate remained within a given range. On January 15, 1999, the Brazilian Central Bank ceased to intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, and the real to U.S. dollar exchange rate was allowed to fluctuate freely. On July 30, 1999, the real was trading at approximately R$
          1.7892 to US$ 1.00, as compared to the exchange rates in effect on December 31, 1998 of R$ 1.2087 to US$ 1.00 and on December 31, 1999 of R$ 1.7890 to US$ 1.00.

          The effects of the real devaluation has resulted in a net translation loss, arising from the translation of the balance sheet accounts (monetary and non-monetary assets and liabilities) from Brazilian reais to U.S. dollars. The translation loss has been allocated directly to the cumulative translation account in shareholders' equity.

     c)   Foreign currency transactions

          Monetary assets and liabilities of Xtal, denominated in currencies other than the functional currency are measured into their respective functional currencies at exchange rates in effect at the balance sheet date. The resulting exchange gains or losses are included in the statement of operations.

     d)   Use of estimates

          The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these financial statements, estimates and assumptions have been made by management concerning the selection of useful lives of property, plant and equipment, provisions necessary for trade receivables, inventories and contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results may vary from those estimates.

     e)   Cash and cash equivalents

          Cash and cash equivalents include cash on hand, interest-bearing time deposits and other interest-bearing short-term securities denominated in Brazilian reais. Time deposits classified as cash equivalents have original maturities of three months or less.

     f)   Accounts receivable

          Accounts receivables are stated at estimated realizable values. Allowances are recorded, when necessary, in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

     g)   Inventories

          Inventories are stated at the lower of average cost of acquisition or production, or market.

     h)   Property, plant and equipment

          Owned property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense when incurred.

          Depreciation is provided on a straight-line basis over the useful lives of the assets as follows:

                                                                       Years
                                                                      -------

          Buildings and improvements                                   10-25
          Machinery and equipment                                       3-10
          Furniture and fixtures                                        5-10
          Installations                                                 6-10
          Vehicles                                                       5
          EDP equipment                                                  3

          Assets under construction are not depreciated until they are placed in service.

     i)   Recoverability of long-lived assets

          In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of" ("SFAS 121"), management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business and certain deposits and tax incentive investments, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable.

          Assets are grouped and evaluated for possible impairment at a plant level; impairment is assessed based on undiscounted cash flows from forecasted operating results of the business over the estimated remaining lives of the assets.

     j)   Compensated absences

          Vacation expense is fully accrued in the period the employee renders services to earn such vacation.

     k)   Income taxes

          Brazilian income taxes comprise federal income tax and social contribution, the latter a federally mandated tax based on income, as recorded in XTAL's respective accounting records. There are no state or local income taxes in Brazil.

          For the purposes of these financial statements, the Company has applied SFAS 109 for all periods presented. SFAS 109 requires the application of the comprehensive liability method of accounting for income taxes. Under this method, a company is required to recognize a deferred tax asset or liability for all temporary differences and operating losses, except that, prior to 1998 and in accordance with paragraph 9(f) of SFAS 109, deferred taxes were not recorded for differences relating to certain assets and liabilities that were remeasured from reais to U.S. dollars at historical exchange rates and that resulted from changes in exchange rates or indexing to inflation in local currency for tax purposes. Such accumulated differences were recognized in shareholders' equity when the Company adopted the real as the functional currency on January 1, 1998.

          Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

          Deferred tax assets and liabilities are reduced through the establishment of a valuation allowance, as appropriate, if, based on the weight of evidence, it is more likely than not that the deferred tax assets will not be realized.

     l)   Summary of Brazilian tax structure

          Taxes in Brazil are levied by the federal, state, and municipal governments. Additionally, certain taxes are levied related to employment of personnel. The principal federal taxes applicable to Xtal are:

          o    Corporate Income Tax (IRPJ)
          o    Social contribution on net profits (CSLL)
          o    Social contribution on turnover (COFINS)
          o    Social integration contribution on turnover (PIS)
          o    Financial transactions tax (IOF)

          The main state tax is the merchandise circulation tax (ICMS), or simply the state value added tax (VAT). The principal municipal tax is the service tax (ISS).

          Corporate Income Tax: In general, all business entities are liable for corporate income tax, including both corporations (S.A.'s) and limited liability companies (limitadas). A consortium is not regarded as a separate taxable entity for tax purposes; each company belonging to the consortium is taxed individually. The corporate income tax rate is 15% on annual net income of $R240,000 or less and 25% on net income before taxes greater than $R240,000. Additionally an 8% tax is levied on net income before taxes for social contribution (discussed below) and, as such, brings the total effective tax rate to 33%. The total 33% is a creditable for US income tax purposes.

          Social Contribution on Net Profit: The social contribution on net profit (CSLL) is intended to fund social and welfare programs and is paid in addition to the corporate income tax. The rate is calculated as 8% of net income before taxes.

          Social Contribution on Turnover: Social contribution on turnover (COFINS) is levied at 2% of monthly sales to finance social security and welfare programs.

          Social Integration Contribution on Turnover: Legal entities must contribute 0.65% of monthly sales to a federal program (PIS), whose purpose is to allow employees to participate in Brazil's economic growth.

          Financial Transaction Tax: The financial transaction tax (IOF) is levied on specific Brazilian and foreign financial transactions. The tax is payable by borrowers, purchases of securities and foreign currency. The rates vary according to the maturity terms and types of transactions. The rate has been as high as 25%. Currently a tax of 2% is levied on foreign loans with initial terms less than two years. The tax is used by the government in the implementation of monetary policy.

          ICMS: ICMS is a sales value added tax levied by the states on the circulation of merchandise and transportation services and represents the major source of revenue for the states. It is charged on each delivery of goods from the production stage to the consumer stage. Assets imported from abroad are also taxable. Other taxable items include interstate and inter municipal transportation services, communication services, and the generation and distribution of electric energy. ICMS rates vary from 0% to 25% but are most commonly found in the 17%-18% range. The tax is usually paid monthly and is calculated by successive sellers collecting ICMS on all sales (output tax) and subtracting ICMS paid during the month on purchases (input tax). If the output tax exceeds the input tax the excess must be remitted to the state, conversely if the input tax exceeds the output tax the residual is carried forward to be used against future output tax collections.

          Service Tax: Service tax (ISS) is levied on gross sales derived from services rendered. The tax rates vary between 2% and 10%, but the typical rate is 5%. Activities classified as services are set forth in federal legislation. The following activities are normally considered services: consulting, advertising, engineering, building, transportation, activities of hospitals, public entertainment, tourism, leasing of equipment, activities of hotels, and movie studios.

          Recoverable taxes: The recoverable taxes included in the balance sheet accounts relate to excise tax (IPI) imposed on goods or products imported or manufactured in Brazil. The tax is levied on the price of transactions, inclusive of ancillary expenses and ICMS. Tax rates differ according to the characterization of product, with luxury items subject to the highest rate of 365%, and the average rate being 15%. Limited exemptions may apply. The tax is "equivalent" (as determined under the IPI laws) to a value added tax; that is, entities are entitled to record input tax credits for IPI paid and collect offsetting IPI debits from their customers.

     m)   Pension plan

          The Company participates in a single-employer funded defined-contribution pension plan (the "Fundo Integrativo Dos Funcionarios do Grupo Algar"). Pension plan benefits for the Fundo Integrativo Dos Funcionarios do Grupo Algar Plan, are based primarily on participants' compensation on retirement and years of service. The Plan is available to substantially all employees of the Company.

     n)   Other assets and liabilities

          Other assets and liabilities are stated at known or likely amounts plus related charges and monetary adjustments and provisions for market value adjustment, if applicable.

     o)   Sales and expenses

          Sales revenues are recognized as finished goods and other products are shipped. Expenses and costs are recognized on the accrual basis.

     p)   Environmental expenditures

          Expenditures relating to ongoing compliance with environmental regulations, designed to minimize the environmental impact of the Company's operations, are charged against earnings on the date expended. Provisions for expenditures are charged against earnings at the time that they are considered to be probable and reasonably estimable. Management believes that, at present, its plant is in substantial compliance with the environmental regulations applicable to it.

     q)   Marketing costs

          Marketing costs are reported in selling and marketing expenses and include costs of advertising and other marketing activities.

     r)   Start-up costs

          In accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position ("SOP") 98-5, "Reporting the Costs of Start-Up Activities", start-up costs are expensed as incurred.

     s)   Concentration of credit risk

          Financial instruments, which potentially subject the Company to concentrations of credit risk, are principally bank deposits and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. Accounts receivables typically represent purchases and are derived from the revenues earned from customers in Brazil and are denominated in Brazilian reais. The company maintains an allowance for uncollectible accounts based upon the expected collectibility of accounts receivable. During the years ended December 31, 1999 and 1998, approximately 53 % and 56 % in gross sales were generated from two clients.

     t)   Comprehensive income (loss)

          Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Under SFAS 130 changes in net assets of an entity resulting from transactions and other events and circumstances from non-owner sources are reported in a financial statement for the period in which they are recognized. Adoption of SFAS 130 did not impact the financial statements of the Company.

     u)   Segment Reporting

          Effective January 1, 1998, the Company adopted SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

     v)   New accounting pronouncements

          In June 1999, the Financial Accounting Standards Board ("FASB") issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133", which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", issued in June 1998, requires that all derivative financial instruments be reflected on the balance sheet at fair value, with changes in fair value recognized periodically in earnings or as a component of other comprehensive income, depending on the nature of the underlying item being hedged. In the event that an entity does not effectively hedge against an underlying item, changes in the fair value of the derivative will be recognized currently in the statement of operations. The impact of adopting this statement is not expected to be material to the Company.

          In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The pronouncement identifies the characteristics of internal use software and provides guidance on new cost recognition principles. The impact of adopting this statement was not material to the Company.

3.   INTEREST INCOME AND EXPENSES

                                                              For the years
                                                            Ended December 31
                                                            -----------------
                                                              1999     1998
                                                            -------   -------
     Interest income
     Interest income on cash equivalents                          3        27
     Interest income on intercompany credit                     152        12
     Exchange rate variations                                   248        78
     Other                                                        2        12
                                                            -------   -------
                                                                405       129
                                                            =======   =======
     Interest expense
     Interest expense on loan debt                                -      (737)
     Interest expense on Intercompany loan                     (795)     (246)
     Exchange rate variations on loans/supplies               (1,300)    (637)
     Interest on liabilities other than loans                   (39)      (51)
     Banking charges, taxes and other                          (512)   (1,266)
                                                            -------   -------
                                                             (2,646)   (2,937)
                                                            =======   =======

4.   INCOME TAXES

     Income taxes in Brazil include federal income tax and social contribution. The Brazilian statutory rates for the years presented are as follows:

                                                                  Year ended
                                                                 December 31,
                                                             -----------------
                                                               1999      1998
                                                             --------  -------
                                                                  %        %
                                                                  -        -

     Federal income tax                                         25.00    25.00
     Social contribution                                        12.00     8.00
                                                             --------  -------
     Composite income tax rate                                  37.00    33.00
                                                             ========  =======

     The amount reported as income tax (expense) benefit in the consolidated statements of operations is reconciled to tax expense at the statutory federal income tax rate as follows:

                                                                  Year ended
                                                                 December 31,
                                                             -----------------
                                                               1999      1998
                                                             --------  -------
                                                                   $        $
                                                                   -        -

     Income before income taxes                                (3,009)  (8,303)
                                                             ========  =======

     Tax benefit, at statutory rates                            1,113    2,740
     Increase in valuation allowance                           (1,113)  (2,740)
     Effect of changes in tax rates                                (2)       -
     Effects of differences between indexation and
     translation;
       Depreciation on a different asset base                      13       24
       Other                                                      (19)      (3)
                                                             --------  -------
     Tax (expense) benefit as reported in the
     Statement of operations                                       (8)      21
                                                             ========  =======

     The major components of the deferred tax accounts are as follows:

                                                            As of December 31
                                                          --------------------
                                                             1999       1998
                                                          ---------  ---------

     Brazilian net operating loss carryforwards              2,459      2,044
     Deferred income tax relating to temporary differences     620        629
                                                          ---------  ---------
     Gross deferred income tax assets                        3,079      2,673

     Valuation allowance                                    (3,079)    (2,673)
                                                          ---------  ---------
     Deferred income tax assets, net of valuation                -          -
     allowances
                                                          =========  =========


                                                            As of December 31
                                                          --------------------
                                                             1999       1998
                                                          ---------  ---------

     Deferred income tax liabilities:
     Deferred non current  income tax  liability on change
     in functional
       Currency                                                 41         48
                                                          ---------  ---------

     Total non-current deferred income tax liabilities          41         48
                                                          =========  =========

5.   TRADE ACCOUNTS RECEIVABLE

     Trade accounts receivables relate primarily to sales to domestic customers. The Company has concentration credit risk for accounts receivable from some customers, which is subject to business cycle variations. Such customers held balances at each year-end as follows:

                                                               December 31
                                                            -----------------
                                                              1999     1998
                                                            -------  --------

     Furukawa Ind. S/A Produtos Eletronicos                     899         -
     Marsicano S/A Ind. e Cond. Eletricos                       923     1,367
     Cabelte Cabos Eletricos                                    585         -
     Telcon Fios e Cabos para Telecomunicacao                   836       346
     Alcatel Telecomunicacoes S/A                             2,028         -
     Cabelte Industris Brasileira Ltda.                           -       847
     Other                                                      459       645
                                                            -------  --------
                                                              5,730     3,205
     Allowance for doubtful account                            (923)   (1,367)
                                                            -------  --------
     Total                                                    4,807     1,838
                                                            =======  ========


6.   INVENTORIES

                                                               December 31
                                                            -----------------
                                                              1999     1998
                                                            -------  --------

     Finished products                                          640     3,777
     Work in process                                            772       556
     Raw materials and indirect materials                     2,332     2,552
     Resale materials                                           153       336
     Imports in progress                                        292       608
                                                            -------  --------
                                                              4,189     7,829
     Allowance for slow-moving inventory                       (136)        -
                                                            -------  --------
                                                              4,053     7,829
                                                            =======  ========


7.   ESCROW DEPOSITS

     The Company is contesting the payment of certain taxes and has made court-approved escrow deposits of equivalent amounts pending final decisions. Deposits of US$ 7 (1998- US$ 10), which relate to proceedings for which the Company has received favorable rulings or for which loss is not considered probable, have no offsetting allowances.

8.   PROPERTY, PLANT AND EQUIPMENT

                                                     Years    1999      1998
                                                    ------  -------- ---------

     Land                                                       140       207
     Buildings and improvements                      10-25    4,228     5,817
     Machinery and equipment                         3-10     8,972     8,749
     Furniture and fixtures                          5-10       163       218
     Installations                                   6-10       934       728
     Vehicles                                          5         29        53
     EDP equipment                                     3        238       222
                                                            --------  --------
                                                             14,704    15,994
     Accumulated depreciation                                (4,344)   (4,773)
     Projects in progress                                        18     5,225
                                                            --------  --------
                                                             10,378    16,446
                                                            ========  ========

9.   LONG-TERM DEBT

    Long-term loans and financing relate primarily to permanent asset import financing, at an interest rate of LIBOR plus 0.75% to 2.18% per annum, secured by Algar S.A. Empreendimentos e Participacoes. The maturities of long-term debt are as follows:

                                                             December 31
                                                            ------------
                                                                1999
                                                             ---------

    2000                                                         340
    2001                                                         288
                                                             ---------
    Total long-term debt                                         628
    Current portion of long-term debt                            340
                                                             ---------
    Total                                                        288
                                                             =========

10.  RELATED PARTY TRANSACTIONS/BALANCES

     Transactions/balances with related parties were as follows:

                                                                            Administrative         Interest
                                              Assets      Liabilities          expenses          expense, net
                                            -----------  ---------------  -------------------  -----------------
     1999
     ----
     Due to related parties:
     Algar S.A. Empreendimentos
        e Participacoes                            -              624                  203                770

     Algar Telecom S.A.                                             -                  203                  -
                                            -----------  ---------------  -------------------  -----------------
                                                   -              624                  406                770
                                            ===========  ===============  ===================  =================

     1998
     ----
     Due from related parties:
     Algar S.A. Empreendimentos
        e Participacoes                           57                -                    -                  -
     Due to related parties:
     Algar S.A. Empreendimentos
        e Participacoes                            -                -                  308                281
                                            -----------  ---------------  -------------------  -----------------
                                                  57                -                  308                281
                                            ===========  ===============  ===================  =================

     The $624 loan matures on September 30, 2000 and carries interest at a rate of 17.81%. Company management considers related-party transactions/balances as usual market transactions. Administrative expenses paid to Algar by the Company represent normal and recurring costs of conducting the Company's operations. In the opinion of management, these costs represent the costs that would be incurred on a stand-alone basis. Intercompany transactions/balances relate to contracts at average interest rates, which during the year approximated the market rates.

11.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation sale. Significant differences can arise between the fair value and carrying amounts of financial instruments that are recognized at historical cost amounts.

     The carrying amounts and fair values of the Company's financial instruments as of December 31 are as follows:

                                                    As of December 31
                                            -----------------------------------
                                                  1999              1998
                                            ----------------- -----------------
                                            Carrying   Fair   Carrying   Fair
                                             Amount    value   Amount    Value
                                            ---------  ------ ---------  ------
     On balance sheet financial instruments:

     Cash and cash equivalents                 225      225       36       36
     Escrow deposits                             7        7       10       10
     Long-term debt (including current
     portion)                                  628      628      123      123

     The values provided are representative of the fair values as of December 31, 1999 and 1998 and do not reflect subsequent changes in the economy, interest and tax rates, and other variables that may impact determination of fair value. The following methods and assumptions were used in estimating fair values for financial instruments:

     Cash and cash equivalents and short-term investments: The carrying amount reported in the balance sheet for cash and cash equivalents and short-term investments approximates fair value due to the short maturity of these instruments.

     Escrow deposits: The carrying amount of escrow deposits approximates fair value, as interest is receivable on such deposits at a variable market rate.

     Long-term debt: The carrying value of the Company's long term debt approximates fair value due to the interest rates of these instruments.

12.  SHAREHOLDERS' EQUITY

     Capital and shareholder rights

     (i)  Share capital

          Subscribed and paid-in capital comprises 10,275,142 shares of no par value, of which 5,137,571 are common shares and 5,137,571 are preferred shares.

     (ii) Share rights

          Common shares have the right to vote at shareholder meetings while preferred shares are non-voting. Preferred shares do, however, have priority in the return of capital in the event of liquidation and in the receipt of a mandatory non-cumulative dividend (the "Mandatory dividend") of 25% of consolidated net income as determined in accordance with Brazilian Corporate Law, due to both preferred and common shareholders. Under Brazilian Corporate Law, any payment of interim dividends and interest attributable to shareholders equity is netted off against the amount of the Mandatory Dividend in the year of payment (applicable). In any year, the board of directors of the Company may determine that it is inadvisable in view of the Company's financial position to pay the Mandatory Dividend. In this case, any retained earnings of the Company must be allocated to a special reserve account. Furthermore, in the event that the Mandatory Dividend is omitted for three consecutive years, the preferred shares acquire voting rights until payment of such dividends is reserved.

    (iii) Appropriated retained earnings

          Under Brazilian Corporate Law, Xtal is required to appropriate 5% of its annual statutory accounting basis local currency earnings, after absorbing accumulated losses, to a statutory reserve until each such reserve equals 20% of paid capital. The reserve may be used to increase capital or absorb losses, but may not be distributed as dividends.

     (iv) Unappropriated retained earnings

          Dividend distributions are limited to retained earnings of the Company as determined in accordance with the Brazilian Corporate Law. There were no distributable retained earnings as of December 31, 1999 and 1998, respectively.

     (v)  Dividends

          Dividends are payable in Brazilian reais, and are reflected in the financial statements upon approval. Brazilian Law permits the payment of dividends only from retained earnings based on the amounts stated in the Company's statutory accounting records. No dividends were declared or paid for the years ended 1999 and 1998, respectively.

13.  PAYROLL, PROFIT SHARING AND RELATED CHARGES

     Approximately 100% of the Company's production and industrial employees are members of the Participacao nos Resultados da Epresa (the "Union"). The collective bargaining agreement (between the Union and Xtal - covering all Company employees who are formally members of the Union, executives are not covered), provides for an annual distribution to employees of a specified amount, as agreed by the Union and the Company in the first quarter of each year, for the following year. On an individual employee basis, the distribution is dependent on department and grade. Expenses of the Company under these programs are included in general and administrative expenses and amounted to $ 119 and $65 for the years ended December 31, 1999, and 1998, respectively.

14.  COMMITMENTS AND CONTINGENCIES

     (a)  Accrued liability for legal proceedings

          The Company is contesting the payment of certain taxes and contributions and has made court escrow deposits (restricted deposits for legal proceedings) of equivalent or lesser amounts pending final legal decisions. Probable losses, provided as liabilities of the Company based on the advice of outside legal counsel, are summarized below:

                                                                 December 31
                                                              ----------------
                                                                1999     1998
                                                              -------- -------

          Labor claims (1)                                          41       -
          Income tax withheld at source - Intercompany loan        310       -
          Income tax and social contribution                        60      81
          Value-added sales taxes ("ICMS")                         164     129
          Value-added sales taxes ("IPI")                          146     126
          Other                                                     20       5
                                                              -------- -------
          Total accrued liabilities for legal proceedings          741     341
                                                              ======== =======

          -----------------
          (1) The Company is party to a number of lawsuits filed by former employees related to overtime, dangerous working conditions and various employment relationships. As of December 31, 1999 the Company has accrued $ 41 relating to such lawsuits. Escrow deposits against probable losses relating to labor claims totaled $ 150 as of December 31, 1999.

          Management believes, based on advice from its attorneys, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses, and that the ultimate resolution will not have a significant effect on the Company's liquidity, consolidated financial position or results of operations.

     (b) Financial guarantee and recourse arrangement (Advance for future increase of capital)

          On December 1, 1998, XTAL entered into an agreement of Advance of Financial Resources to offset various supplier and financial debt with Algar S.A. Empreendimentos e Participacoes ("Algar" or Parent Company) for a total amount of US$ 4.2 million (advance for future increase of capital). Such agreement was accounted for by the Parent Company as a capital contribution and Xtal duly amended their by-laws and Social Contract on April 27, 1999, to effectively increase capital. At December 31, 1999, (pound)627 (approximately US$ 1,013) remained payable in the name of Xtal to Unibanco at an interest rate of LIBOR plus 11.79%. Several machines are given as guaranty for this loan. In connection with the acquisition agreement described in Note 16, Algar assumed the (pound)627 liability. This amount is not recorded as a liability in the accompanying financial statements.

          On December 31, 1998, XTAL entered into a second agreement of Advance of Financial Resources for Future Capital Increase with Algar S.A. Empreendimentos e Participacoes ("Algar") for a total amount of $13 million (Advance for future increase of capital) and such amount was consigned in an account on behalf of Algar. This agreement was also accounted for by the Parent Company as a capital contribution whereby Xtal amended their by-laws and Social Contract to effectively increase capital. In association with this agreement, there were two other Agreements for the Assumption of Debt by the parties with the following terms:

          Algar assumes the debts of Xtal before various banks for a total of US$ 8 million Algar assumes the debts of Xtal for a supplier totaling US$ 3.5 million

          Such agreements, added to the balance of intercompany loans payable in the amount of US$ 1.5 million, were also accounted for by the Parent company as a capital contribution. Xtal effectively registered these amounts by amending and registering their Social Contract on April 27, 1999, to effectively increase capital. Approximately US$ 1.5 million, due September 19, 2000, remains payable in the name of Xtal to Banco Brascan S/A at an interest rate of LIBOR plus 2% per year. Also, US$ 384 thousand and US$ 288 thousand, due October 31 and August 31, 2000 respectively, remain payable in the name of Xtal to Dresdner Bank Lateinamerika AG at an interest rate of LIBOR plus 0.75% per year. Algar remained the guaranty for this amount should Xtal default. In connection with the acquisition agreement described in Note 16, Algar assumed these liabilities, totaling approximately US$ 2,172. These amounts are not recorded as liabilities in the accompanying financial statements.

     (c)  Postemployment benefits

          The Company makes monthly contributions based on payroll expense to the government pension, social security and severance indemnity plans. Such payments are expensed as incurred.

          In addition, certain payments are due on dismissal of employees pursuant to Article 18 of Law 8.036 (dated May 11, 1990) being principally (i) one month's salary, and (ii) a severance payment based on the accumulated balance of each employees government severance indemnity account. The Company makes contributions to the government severance indemnity plan for each of its employees on a monthly basis; the additional severance payment made by the Company is calculated at 40% of the balance of this account. Severance benefits payable to employees do not vest or accumulate.

     (d)  Environmental issues

          The Company is subject to Federal, State and Local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

          Future information and developments will require the Company to continually reassess the expected impact of environmental matters. However, the Company has evaluated its total environmental exposure based on current available data and believes that compliance with all applicable laws and regulations will not have a material impact on the Company's liquidity, consolidated financial position or results of operations.

15.  SEGMENT INFORMATION

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 adopts a "management approach" for segment reporting; this approach designates the internal organization that is used by management for making decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosure about products and services, geographical areas, and major customers.

     (a) Description of the types of products and services from which the reportable segment derives its revenues

          The Company has one reportable segment: optical fibers and related byproducts. The segment produces two types of communication optical fibers (as of December 31, 1999); multi-mode and single-mode fiber. The Company has one production facility in Campinas.

     (b)  Measurement of segment profit and loss and segment assets

          The accounting policies underlying the financial information provided for the one segment is based on Brazilian GAAP. These amounts do not differ from US GAAP. The Company's reportable segment offers separate products. The reportable segment is the responsibility of one product manager who has knowledge of product lines, operational risks and opportunities.

     (c)  Geographical areas

          International sales and operations for the Company account for approximately 4% of consolidated net sales and long-lived assets, respectively.

16.  SUBSEQUENT EVENTS

     o    Changes in tax legislation

          In 1999, the Government introduced changes to the income tax law with effective dates throughout 2000. The significant provisions of these changes are summarized below:

          (i) The COFINS (tax for social security financing) rate remains unchanged at 3%; however, beginning in January 2000, 33.33% of COFINS can no longer be offset against Social Contribution on Net Income ("CSSL");

          (ii) The CSSL rate was reduced from 12% to 9% beginning in February 2000, and from 9% to 8% beginning January 2003; and

         (iii) The assumed credit of IPI (Excise tax) can be offset against PIS (Employees' Profit Participation Program) and COFINS.

     o    Firm Commitment for the Acquisition of the Company

          On April 26, 2000, the Company consummated an agreement with Fibercore, Inc. (the "Buyer") and Algar S.A. (the "Seller") which sets forth the terms and conditions for the sale of 90% of the outstanding common stock or substantially all the assets and specified liabilities of XTAL, subject to Algar holding a 10% equity interest in Xtal. On the closing date (not to exceed 60 days from acceptance of the acquisition agreement), a shareholders agreement shall be entered into providing certain criteria. The purchase price for XTAL shall be US$ 25 million, payable as follows and subject to the following terms and conditions:

          (i) Within 30 days of the signing or May 31, 2000, whichever is later, Buyer shall pay the seller a sum of US$ 2 million in the form of a deposit. This deposit may be returned to the buyer, inclusive of accrued interest, based on reasonable interest rates, if certain events do not transpire.

          (ii) An additional US$ 8 million shall be paid in cash on closing date, which is to be 60 days from the April 26, 2000 agreement or June 30, 2000, whichever date is later.

         (iii) US$ 10 million via a promissory note, bearing interest at 6%, delivered at the closing date, and payable 180 days following the close, or December 31, 2000, whichever is later. The promissory note may be reduced in principal to US$ 7.5 million in the event the seller does not deliver to the Buyer on the closing date, an executed non cancelable 3 year purchase order (the "Purchase Order"), at prevailing market prices which covers 50% of the fiber optical requirements of Algar. The purchase price can be reduced further, to US$ 6.5 million, provided that the Buyer makes all payments thereunder on or before August 31, 2000.

          (iv) In the event the Buyer does not make the payment under the promissory note above, the buyer shall pay an additional 3%, in addition to the original 6% per annum, plus the following extensions:

          (v) US$ 1.25 million through a promissory note bearing interest at 6% per annum, payable 450 days following the closing date. The principal and interest amount of the promissory note may be reduced proportionately in the event the gross profit of Xtal for the year 2000 does not achieve certain levels. US$ 1.25 million through a promissory note bearing interest at 6% per annum, payable 810 days following the closing date. The principal and interest amount of the promissory note may be reduced proportionately in the event the gross profit of Xtal for the year 2001 does not achieve certain levels.

          (vi) On the date which is 1,080 days following the closing date, the Buyer shall, pursuant to the Buyer's call option, acquire the remaining shares held by the Seller in Xtal or in the purchasing entity upon payment in cash of US$ 2.5 million plus interest at a rate of 6% per annum. The Buyer reserves the right to prepay this amount at any time without penalty.

     o    Employment agreements

          As part of the acquisition agreement, reasonable efforts are to be made in executing agreements with key employees by XTAL or the buyer for not less than one year, under customary terms and conditions. These include, where appropriate, non-compete, confidentiality and non-solicitation customer agreements.


------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM BALANCE SHEETS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                     March 31,    December 31,
                                                       2000           1999
                                                   ------------   ------------
ASSETS                                             (Unaudited)

Current assets

Cash and cash equivalents                                  49            225
Trade accounts receivable, net                          4,186          4,807
Inventories (note 3)                                    3,578          4,053
Prepaid expenses, other                                   999            497
                                                   ------------   ------------
  Total current assets                                  8,812          9,582
                                                   ------------   ------------

Property, plant and equipment, net                     10,467         10,378

Recoverable taxes                                         145            101
Other                                                       7              7
                                                   ------------   ------------
                                                          152            108
                                                   ------------   ------------
  Total assets                                         19,431         20,068
                                                   ============   ============

                                                                   (Continued)

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM BALANCE SHEETS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                     March 31,    December 31,
                                                        2000          1999
                                                   ------------   ------------
                                                    (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
Trade accounts payable - suppliers                       4,011         4,952
Current portion of long-term debt                          290           340
Taxes other than income                                    441           356
Payroll and other charges                                  818           614
Other                                                       19            21
                                                   ------------   ------------
  Total current liabilities                              5,579         6,283
                                                   ------------   ------------
NON-CURRENT LIABILITIES
Long-term debt                                               -           288
Intercompany                                               733           624
Long-term taxes                                            651           852
Other long-term liabilities                                801           741
Deferred income tax                                         46            41
                                                   ------------   ------------
                                                         2,231         2,546

Commitments and contingencies (note 4)


SHAREHOLDERS' EQUITY
  Preferred stock - no par value, 49,963,256 shares
     authorized and 5,137,571 issued and outstanding
   at March 31, 2000 and December 31, 1999              11,497        11,497
  Common stock - no par value, 49,963,256 shares
     authorized and 5,137,571 issued and
  outstanding at
   March 31, 2000 and December 31, 1999                 11,497        11,497
   Appropriated retained earnings:
     Legal reserve                                         140           140
  Unappropriated retained (deficits)                   (8,015)       (8,113)
   Accumulated other comprehensive (loss)              (3,498)       (3,782)
                                                   ------------   ------------
       Total shareholders' equity                       11,621        11,239
                                                   ------------   ------------
       Total liabilities and shareholders' equity        19,431        20,068
                                                   ============   ============


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF OPERATIONS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                     March 31,     March 31,
                                                      2000           1999
                                                   ------------   -----------
                                                   (Unaudited)    (Unaudited)
GROSS SALES
  Total gross sales                                     9,454         1,201
  Value-added and excise tax on sales                  (2,660)         (287)
                                                   ------------   -----------

Net sales                                               6,794           914

  Cost of sales                                        (6,270)         (885)
                                                   ------------   -----------

GROSS PROFIT                                              524            29

Selling and marketing expenses                           (106)         (106)
General and administrative expenses                      (150)         (339)
Depreciation                                              (24)          (26)
                                                   ------------   -----------
Operating expenses                                      (280)         (471)

NON-OPERATING (EXPENSES) INCOME
  Interest income                                          13           231
  Interest expenses                                       (91)       (1,674)
  Other non-operating (expense) income, net               (60)            3
                                                   ------------   -----------
INCOME (LOSS) BEFORE INCOME TAX AND
   SOCIAL CONTRIBUTION                                    106        (1,882)

INCOME TAX (EXPENSES) BENEFIT AND SOCIAL                  (8)         (131)
CONTRIBUTION

                                                   ------------   -----------

Net income (loss)                                          98        (2,013)
                                                   ============   ===========


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                    March 31,      March 31,
                                                      2000           1999
                                                   ------------   ------------
                                                   (Unaudited)    (Unaudited)

Net income (loss)                                          98        (2,013)
                                                   ------------   ------------

OTHER COMPREHENSIVE INCOME (LOSS),
   NET OF TAX:

  Foreign currency translation adjustment                 284        (3,468)

                                                   ------------   ------------
  Other comprehensive income (loss)                       284        (3,468)
                                                   ------------   ------------

Comprehensive income (loss)                               382        (5,481)
                                                   ============   ============



The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------

                                                           Appropriated
                                                             retained    Unappropriated    Accumulated
                                                             earnings       retained          other
                                         Common  Preferred    legal         earnings      Comprehensive
                                          stock    stock     reserve       (deficit)        income (loss)    Total
                                          -----    -----     -------       ---------       -------------    -----

BALANCES AS OF                          11,497     11,497      140         (8,113)           (3,782)       11,239
   JANUARY 1, 2000 (AUDITED)
Net income available to common
   and preferred shares                      -          -        -             98                 -            98
Net translation gain for the period          -          -        -              -               284           284
                                       -------    -------  -------        -------`           -------       -------
BALANCES AS OF
   MARCH 31, 2000 (UNAUDITED)           11,497     11,497      140         (8,015)           (3,498)       11,621
                                       =======    =======  =======        =======           =======       =======


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)
------------------------------------------------------------------------------


                                                             Years ended
                                                               March 31
                                                        ---------------------
                                                          2000        1999
                                                        ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES                    (Unaudited) (Unaudited)
  Net income (loss)                                           98     (2,013)
  Adjustments to reconcile net income (loss)
  to cash provided by operating activities:
   Depreciation                                              329        239
   Allowance for doubtful accounts-reversal                  (53)         -
   Exchange translation                                       55       (802)
   Deferred income taxes                                       8        131
 Decrease (increase) in assets:
   Trade accounts receivable                                 674        999
   Inventories                                               475      1,162
   Other current assets                                     (502)        92
   Recoverable tax                                           (44)        44
   Other assets                                                 -         3
  Increase (decrease) in liabilities
   Trade accounts payable                                   (941)    (2,941)
   Taxes other than on income                                 85        (15)
   Payroll and other charge                                  204       (205)
   Other current liabilities                                  (2)       (24)
                                                        ----------  ---------
   Long-term taxes                                          (201)      (256)
                                                        ----------  ---------
   Other long-term liabilities                                60        (80)
                                                        ----------  ---------
Net cash provided by (used in) operating activities          245     (3,666)
                                                        ----------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property, plant and equipment                (170)      (840)
  Proceeds on disposal of property, plant and equipment        1        237
                                                        ----------  ---------
Net cash used in investing activities                       (169)      (603)
                                                        ----------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Long-term debt
   Proceeds                                                   13        680
   Repayments                                               (343)      (102)
  Intercompany
   Proceeds                                                  345      3,872
   Repayments                                               (272)      (132)
                                                        ----------  ---------
Net cash (used in) provided by financing activities         (257)     4,318
                                                        ----------  ---------

                                                                    (Continue)

XTAL FIBRAS OPTICAS S.A.
------------------------

INTERIM STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)                (Continued)
------------------------------------------------------------------------------


                                                             Years ended
                                                              March 31
                                                        ---------------------
                                                          2000        1999
                                                        ----------  ---------
                                                        (Unaudited) (Unaudited)
EFFECT OF EXCHANGE RATE CHANGES ON CASH                        5        (11)

NET (DECREASE) INCREASE IN CASH AND
   CASH EQUIVALENTS                                         (181)        49

CASH AND CASH EQUIVALENTS AS OF
   BEGINNING OF THE YEAR                                     225         36
                                                        ----------  ---------

CASH AND CASH EQUIVALENTS AT END OF YEAR                      49         74
                                                        ==========  =========

SUPPLEMENTAL DISCLOSURES OF
  CASH FLOW INFORMATION
  Cash paid during the period for:

   Interest                                                   55         25
   Taxes on income                                             -          -


------------------------------------------------------------------------------


The accompanying notes are an integral part of these Financial Statements.
------------------------------------------------------------------------------

XTAL FIBRAS OPTICAS S.A.
------------------------

NOTES TO THE INTERIM FINANCIAL INFORMATION
(Expressed in thousands of United States dollars, except number of shares and
where otherwise noted)                                            (Continued)
------------------------------------------------------------------------------


1    INTERIM FINANCIAL STATEMENTS

     The interim financial statements (the "Interim Financial Statements") of XTAL Fibras Opticas S.A. (the "Company") has been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), which differ in certain respects from generally accepted accounting principles in Brazil ("Brazilian GAAP"), as applied by the Company in the preparation of its statutory financial statements and for other purposes.

     Shareholders' equity and net (loss) income included in these Interim Financial Statements differ from those included in the accounting records as a result of (i) the effects of differences between the rate of devaluation of the Brazilian real ("R$") against the United States dollar ("$", "US$ "or "U.S. dollar") and (ii) differences in the methods of measuring amounts under U.S.GAAP and Brazilian GAAP.

     These Interim Financial Statements should be read in conjunction with the U.S. GAAP financial statements and related notes as of December 31, 1999 and 1998, and for each of the years then ended. For purposes of these Interim Financial Statements, certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. The Company believes that the disclosures made are adequate to make the information not misleading.

     The Interim Financial Statements are unaudited. In the opinion of management, however, they include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of results of such interim periods. The interim results for the period ended March 31, 2000, are not necessarily indicative of results for the full calendar year.

2    BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     There have been no material changes in the basis of presentation or the accounting policies adopted by the Company during the current period.

     (a)  Foreign currency translation

          The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign currency translation" ("SFAS 52").

          Xtal has translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2000 - R$ 1.7473: US$ 1.00 and March 31, 1999 - R$ 1.7220: US$ 1.00, respectively), and all accounts in the statements of operations and cash flows at the average rates of exchange in effect during the periods (R$ 1.7737: US$ 1.00 for the period ended March 31, 2000 and R$ 1.7708: US$ 1.00 for the period ended March 31, 1999, respectively). The translated amounts include local currency indexation and exchange variances on assets and liabilities denominated in foreign currencies. The related translation adjustments are made directly to the cumulative translation adjustment account in shareholders' equity.

          In mid-January 1999, significant changes occurred in the Brazilian government's foreign exchange rate policy, which resulted in the elimination of exchange controls, referred to as trading bands. These trading bands ensured that the real to U.S. dollar exchange rate remained within a given range. On January 15, 1999, the Brazilian Central Bank ceased to intervene in the foreign exchange market, except in exceptional circumstances to mitigate excessive volatility, and the real to U.S. dollar exchange rate was allowed to fluctuate freely. On July 30, 1999, the real was trading at approximately R$
          1.7892 to US$ 1.00, as compared to the exchange rate in effect on December 31, 1998 of R$ 1.2087 to US$ 1.00.

          The effects of the real devaluation has resulted in a net translation loss, arising from the translation of the balance sheet accounts (monetary and non-monetary assets and liabilities) from Brazilian reais to U.S. dollars. The translation loss has been allocated directly to the cumulative translation account in shareholders' equity. Foreign exchange transaction gains or losses are reflected directly in income currently.

3.   INVENTORIES

                                                      March 31,   December 31,
                                                        2000         1999
                                                     ------------ ------------
                                                     (Unaudited)

     Finished products                                      525          640
     Work in process                                        675          772
     Raw material and indirect materials                  2,300        2,332
     Resale materials                                       144          153
     Imports in progress                                     73          292
                                                     ------------ ------------
                                                          3,717        4,189
     Allowance for slow-moving inventory                   (139)        (136)
                                                     ------------ ------------
                                                          3,578        4,053
                                                     ============ ============

4.   COMMITMENTS AND CONTINGENCIES

     (a)  Tax and legal claims

          The Company is contesting the payment of certain taxes and contributions and has made court escrow deposits (restricted deposits for legal proceedings) of equivalent or lesser amounts pending final legal decisions. Probable losses, provided as liabilities of the Company based on the advice of outside legal counsel, are summarized below:

                                                       March 31,   December 31,
                                                         2000         1999
                                                      -----------  ------------
                                                      (Unaudited)
          Labor claims (1)                                   42            41
          Income tax withheld at source -                   329           310
          Intercompany loan
          Income tax and Social contribution                 63            60
          Value-added sales taxes ("ICMS")                  183           164
          Value-added sales taxes ("IPI")                   154           146
          Others                                             30            20
                                                      -----------  ------------
          Total accrued liabilities for legal               801           741
          proceedings
                                                      ===========  ============

          -----------------
          (1) The Company is party to a number of lawsuits filed by former employees. As of March 31, 2000 the Company has accrued $ 42 relating to such lawsuits. Escrow deposits (restricted deposits for legal proceedings) against probable losses relating to labor claims totaled $ 150.00 as of March 31, 2000 (1999 - $ 0.00).

          Management believes, based on advice from its attorneys, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses in the event of unfavorable rulings, and that the ultimate resolution will not have a significant effect on the Company's liquidity, consolidated financial position or results of operations.

     Financial guarantee and recourse arrangement (Advance for future increase of capital)

          On December 1, 1998, XTAL entered into an agreement of Advance of Financial Resources to offset various supplier and financial debt with Algar S.A. Empreendimentos e Participacoes ("Algar" or Parent Company) for a total amount of US$ 4.2 million (advance for future increase of capital). Such agreement was accounted for by the Parent Company as a capital contribution and Xtal duly amended their by-laws and Social Contract on April 27, 1999, to effectively increase capital. At March 31, 2000, (pound)502 (approximately US$ 800) remained payable in the name of Xtal to Unibanco at an interest rate of LIBOR plus 11.79%. Several machines are given as guaranty for this loan. In connection with the acquisition agreement described in Note 16 of the annual financial statements, Algar assumed the (pound)502 liability. This amount is not recorded as a liability in the accompanying financial statements.

          On December 31, 1998, XTAL entered into a second agreement of Advance of Financial Resources for Future Capital Increase with Algar S.A. Empreendimentos e Participacoes ("Algar") for a total amount of $13 million (Advance for future increase of capital) and such amount was consigned in an account on behalf of Algar. This agreement was also accounted for by the Parent Company as a capital contribution whereby Xtal amended their by-laws and Social Contract to effectively increase capital. In association with this agreement, there were two other Agreements for the Assumption of Debt by the parties with the following terms:

          Algar assumes the debts of Xtal before various banks for a total of US$ 8 million Algar assumes the debts of Xtal for a supplier totaling US$ 3.5 million.

          Such agreements, added to the balance of intercompany loans payable in the amount of US$ 1.5 million, were also accounted for by the Parent company as a capital contribution. Xtal effectively registered these amounts by amending and registering their Social Contract on April 27, 1999, to effectively increase capital. Approximately US$ 1.5 million, due September 19, 2000, remains payable in the name of Xtal to Banco Brascan S/A at an interest rate of LIBOR plus 2% per year. Also, US$ 384 thousand and US$ 288 thousand, due October 31 and August 31, 2000 respectively, remain payable in the name of Xtal to Dresdner Bank Lateinamerika AG at an interest rate of LIBOR plus 0.75% per year. Algar remained the guaranty for this amount should Xtal default. In connection with the acquisition agreement described in Note 16 of the annual financial statements, Algar assumed these liabilities, totaling approximately US$ 2,172. These amounts are not recorded as liabilities in the accompanying financial statements.

     (c)  Postemployment benefits

          The Company makes monthly contributions based on payroll expense to the government pension, social security and severance indemnity plans. Such payments are expensed as incurred.

          In addition, certain payments are due on dismissal of employees pursuant to Article 18 of Law 8.036 (dated May 11, 1990) being principally (i) one month's salary, and (ii) a severance payment based on the accumulated balance of each employees government severance indemnity account. The Company makes contributions to the government severance indemnity plan for each of its employees on a monthly basis; the additional severance payment made by the Company is calculated at 40% of the balance of this account. Severance benefits payable to employees do not vest or accumulate.

     (d)  Environmental issues

          The Company is subject to Federal, State and Local laws and regulations relating to the environment. These laws generally provide for control of air and effluent emissions and require responsible parties to undertake remediation of hazardous waste disposal sites. Civil penalties may be imposed for noncompliance.

          Future information and developments will require the Company to continually reassess the expected impact of environmental matters. However, the Company has evaluated its total environmental exposure based on current available data and believes that compliance with all applicable laws and regulations will not have a material impact on the Company's liquidity, consolidated financial position or results of operations.

                                      *****
------------------------------------------------------------------------------

================================================================================





We have not  authorized  any  person  to
make a statement  that differs from what
is in  this  prospectus.  If any  person
does make a statement  that differs from
what is in this  prospectus,  you should                 FIBERCORE, INC.
not rely on it. This  prospectus  is not
an offer to sell,  nor is it  seeking an
offer to buy,  these  securities  in any
state in which  the offer or sale is not                9,442,757 SHARES
permitted.   The   information  in  this                 OF COMMON STOCK
prospectus is complete and accurate as of its date, but the information may change after that date.


                                            ----------------------------------
                                                          PROSPECTUS
                                            ----------------------------------
















                                                       September 29, 2000







================================================================================



                                       37